SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003
Commission File Number: 1-13368

POSCO
(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [   x   ]                           Form 40-F [         ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                           No [x]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1:	An English-language translation of documents with respect to the POSCO and Subsidiaries Audit Report for the Fiscal Year 2002.

POSCO
AND SUBSIDIARIES

Audit Report 2002

As of December 31, 2001 and 2002 and for the three-year period ended December 31, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of POSCO:

We have audited the accompanying consolidated balance sheets of POSCO and its subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of Korea.

Continued;

As discussed in Note 2 the Company changed its method of accounting for special repairs.

Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter, after the restatement referred to in Note 30, would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and determination of consolidated shareholders’ equity at December 31, 2001 and 2002 to the extent summarized in Note 30 to the consolidated financial statements.

Samil Accounting Corp.
Seoul, Korea
March 6, 2003

POSCO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2002

			Thousands of US
	Millions of Korean Won		Dollars (Note 2)

	2001	2002	2002

ASSETS
Current assets:
Cash and cash equivalents (Notes 3, 12 and 27)	407,109	267,380	$225,390
Short-term financial instruments (Notes 3, 12 and 27)	424,224	258,132	217,594
Marketable securities (Note 4)	530,403	1,202,676	1,013,804
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 12,and 27)	1,479,911	1,739,605	1,466,413
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5 and 27)	105,793	72,739	61,316
Inventories (Notes 6 and 29)	1,737,251	1,671,446	1,408,957
Other current assets, net of allowance for doubtful accounts (Note 10)	276,245	185,499	156,368

Total current assets	4,960,936	5,397,477	4,549,842
Property, plant and equipment, net (Notes 8, 12, 13 and 29)	10,600,766	10,324,573	8,703,172
Investment securities (Notes 7 and 29)	2,960,449	2,545,812	2,146,009
Intangible assets, net (Notes 9 and 29)	490,708	474,812	400,248
Long-term loans, net of allowance for doubtful accounts and present value discount (Notes 5 and 27)	86,107	117,260	98,845
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 5)	51,310	44,863	37,817
Deferred income tax assets (Note 25)	98,101	51,659	43,546
Guarantee deposits (Note 27)	35,132	25,577	21,560
Long-term financial instruments (Notes 3, 12 and 27)	34,711	20,574	17,343
Other long-term assets, net of allowance for doubtful accounts and present value discount (Note 10)	87,114	74,242	62,583

TOTAL ASSETS	19,405,334	19,076,849	$16,080,965

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS, Continued
December 31, 2001 and 2002

			Thousands of US
	Millions of Korean Won		Dollars (Note 2)

	2001	2002	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts and notes payable (Note 27)	509,563	689,745	$581,425
Short-term borrowings (Notes 11 and 27)	718,054	587,955	495,621
Current portion of long-term debt, net of discount on debentures issued (Notes 11, 13 and 27)	1,405,369	1,319,531	1,112,308
Accrued expenses (Note 27)	280,772	225,932	190,451
Other accounts and notes payable (Note 27)	162,041	146,567	123,550
Withholdings (Note 27)	46,359	66,048	55,675
Income tax payable	143,651	415,429	350,189
Dividends payable	166,151	253,906	214,032
Other current liabilities (Note 15)	186,958	260,376	219,486

Total current liabilities	3,618,918	3,965,489	3,342,737
Long-term debt, net of current portion and discount on debentures issued (Notes 12 and 27)	4,235,456	3,194,015	2,692,417
Accrued severance benefits, net (Note 14)	68,845	103,472	87,222
Reserve for special repairs (Note 2)	1,020,640	—	—
Deferred income tax liabilities (Note 25)	16,899	135,564	114,275
Other long-term liabilities (Note 15)	93,788	103,879	87,566

Total liabilities	9,054,546	7,502,419	$6,324,217

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS, Continued
December 31, 2001 and 2002

			Thousands of US
	Millions of Korean Won		Dollars (Note 2)

	2001	2002	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY, Continued
Commitments and contingencies (Note 16)
Shareholders’ equity:
Common stock, Won 5,000 par value, authorized 200 million shares; issued and outstanding 93,589,485 shares in 2001 and 90,781,795 shares in 2002	482,403	482,403	$406,645
Capital surplus (Note 17)	3,859,029	3,797,737	3,201,329
Retained earnings (Note 18)	6,966,189	8,219,499	6,928,685
(Net income: Won 1,633,667 million in 2000, Won 845,679 million in 2001 and Won 1,089,288 million in 2002 Losses in excess of minority interest:
Won 2,321 million in 2000, Won 2,037 million in 2001 and Won 2,495 million in 2002)
Capital adjustments, net (Note 20)	(1,125,004)	(1,204,374)	(1,015,235)

	10,182,617	11,295,265	9,521,424

Minority interest	168,171	279,165	235,324

Total shareholders’ equity	10,350,788	11,574,430	9,756,748

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,405,334	19,076,849	$16,080,965

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2000, 2001 and 2002

				Thousands of US
	Millions of Korean Won			Dollars (Note 2)

	2000	2001	2002	2002

Sales (Note 29)	13,776,214	13,121,097	14,354,918	$12,100,580
Cost of goods sold	10,751,648	10,679,735	11,338,260	9,557,667

Gross profit	3,024,566	2,441,362	3,016,658	2,542,913
Selling and administrative expenses (Note 23)	718,103	854,069	966,791	814,963

Operating income (Note 29)	2,306,463	1,587,293	2,049,867	1,727,950
Non-operating income:
Interest and dividend income	134,029	134,934	72,792	61,361
Foreign exchange gains	167,860	209,138	261,120	220,113
Gain on valuation of marketable securities	10,847	11,505	6,366	5,366
Gain on disposal of marketable securities	69,409	41,886	49,938	42,096
Gain on disposal of property, plant and equipment	5,401	10,435	22,361	18,849
Gain on derivatives transaction (Note 22)	180	13,826	13,160	11,094
Gain on valuation of derivatives (Note 22)	14,966	168	569	480
Gain on valuation of equity method investments (Note 7)	13,719	5,086	—	—
Gain on disposal of investments	45,384	2,851	6,454	5,440
Gain on disposal of scrap	23,449	26,213	52,221	44,020
Others	75,768	94,560	67,324	56,751

Total non-operating income	561,012	550,602	552,305	465,570

Non-operating expenses:
Interest expense	463,614	450,546	331,776	279,673
Other bad debt allowance (Note 16)	3,222	1,662	187,337	157,917
Loss on impairment of property, plant and equipment (Note 8)	49,814	53,951	139,833	117,873
Foreign exchange losses	340,904	219,414	125,744	105,997
Loss on valuation of equity method investments (Note 7)	4,452	29,047	128,769	108,547
Donations (Note 24)	448,847	83,195	50,147	42,272
Loss on disposal of property, plant and equipment	24,990	25,008	38,215	32,214
Loss on valuation of derivatives (Note 22)	49,183	535	11,775	9,926
Loss on impairment of investment securities (Note 7)	4,666	12,575	27,041	22,794
Loss on derivatives transaction (Note 22)	44	21,045	3,376	2,846
Loss on valuation of inventories	3,570	21,231	1,178	993
Others	89,509	45,013	49,544	41,763

Total non-operating expense	1,482,815	963,222	1,094,735	922,815

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME, Continued
For the years ended December 31, 2000, 2001 and 2002

				Thousands of US
	Millions of Korean Won			Dollars (Note 2)

	2000	2001	2002	2002

Ordinary income	1,384,660	1,174,673	1,507,437	$1,270,705
Extraordinary gain (Note 7)	959,110	—	—	—
Extraordinary loss	12,689	—	—	—

Net income before income tax expense and minority interest	2,331,081	1,174,673	1,507,437	1,270,705
Income tax expense (Note 25)	688,731	337,463	398,305	335,754

Net income before minority interest	1,642,350	837,210	1,109,132	934,951
Minority interest in income (losses) of consolidated subsidiaries	8,683	(8,469)	19,844	16,728

Net income	1,633,667	845,679	1,089,288	$918,223

Basic and diluted earnings per share (Note 26) (in Korean Won and US Dollar)	19,131	10,366	13,295	$11.21

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2000, 2001 and 2002

	Millions of Korean Won

	Common stock
			Capital	Retained	Capital	Minority
	Shares	Amount	surplus	earnings	adjustments	interest	Total

Balance at January 1, 2000	96,480,625	482,403	3,799,991	5,193,185	(396,829)	121,333	9,200,083
Net income for 2000	—	—	—	1,633,667	—	—	1,633,667
Effect of change in percentage of ownership of investees	—	—	5,197	(38,692)	1,005	29,070	(3,420)
Asset revaluation of consolidated subsidiaries	—	—	60,954	—	—	—	60,954
Dividends (Note 19)	—	—	—	(204,704)	—	(1,949)	(206,653)
Losses in excess of minority interest	—	—	—	(2,047)	—	2,047	—
Change in treasury stock	—	—	—	—	(996,952)	—	(996,952)
Overseas operations translation adjustment	—	—	—	—	36,713	—	36,713
Valuation gain (loss) on investment securities	—	—	—	—	(183,930)	—	(183,930)
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	8,683	8,683
Others	—	—	(5,386)	14,061	40	439	9,154

Balance as of December 31, 2000	96,480,625	482,403	3,860,756	6,595,470	(1,539,953)	159,623	9,558,299
Net income for 2001	—	—	—	845,679	—	—	845,679
Effect of change in percentage of ownership of investees	—	—	(4,890)	3,288	—	10,850	9,248
Dividends (Note 19)	—	—	—	(204,048)	—	(8,093)	(212,141)
Losses in excess of minority interest	—	—	—	284	—	(284)	—
Retirement of treasury stock (Note 20)	(2,891,140)	—	—	(290,071)	290,071	—	—
Change in treasury stock	—	—	—	—	(4,572)	—	(4,572)
Overseas operations translation adjustment	—	—	—	—	(6,594)	15,234	8,640
Valuation gain (loss) on investment securities	—	—	—	—	135,374	(75)	135,299
Minority interest in losses of consolidated subsidiaries	—	—	—	—	—	(8,469)	(8,469)
Others	—	—	3,163	15,587	670	(615)	18,805

Balance as of December 31, 2001	93,589,485	482,403	3,859,029	6,966,189	(1,125,004)	168,171	10,350,788

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, Continued
For the years ended December 31, 2000, 2001 and 2002

	Millions of Korean Won

	Common stock
			Capital	Retained	Capital	Minority
	Shares	Amount	surplus	earnings	adjustments	interest	Total

Balance as of January 1, 2002	93,589,485	482,403	3,859,029	6,966,189	(1,125,004)	168,171	10,350,788
Net income for 2002	—	—	—	1,089,288	—	—	1,089,288
Cumulative effect of accounting policy change	—	—	—	717,510	—	—	717,510
Effect of change in percentage of ownership of investees	—	—	(70,419)	13,573	—	106,833	49,987
Dividends (Note 19)	—	—	—	(286,058)	—	(13,751)	(299,809)
Losses in excess of minority interest	—	—	—	(458)	—	458	—
Retirement of treasury stock (Note 20)	(2,807,690)	—	—	(281,698)	281,698	—	—
Change in treasury stock	—	—	—	—	(12,289)	—	(12,289)
Overseas operations translation adjustment	—	—	—	—	(40,952)	(999)	(41,951)
Valuation loss on investment securities	—	—	—	—	(307,175)	(612)	(307,787)
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	19,844	19,844
Others	—	—	9,127	1,153	(652)	(779)	8,849

Balance as of December 31, 2002	90,781,795	482,403	3,797,737	8,219,499	(1,204,374)	279,165	11,574,430

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, Continued
For the years ended December 31, 2000, 2001 and 2002

	Thousands of US Dollars (Note 2)

	Common stock
			Capital	Retained	Capital	Minority
	Shares	Amount	surplus	earnings	adjustments	interest	Total

Balance as of January 1, 2002	93,589,485	$406,645	$3,252,996	$5,872,198	$(948,331)	$141,761	$8,725,269
Net income for 2002	—	—	—	918,223	—	—	918,223
Cumulative effect of accounting policy change	—	—	—	604,831	—	—	604,831
Effect of change in percentage of ownership of investees	—	—	(59,360)	11,441	—	90,056	42,137
Dividends (Note 19)	—	—	—	(241,134)	—	(11,591)	(252,725)
Losses in excess of minority interest	—	—	—	(386)	—	386	—
Retirement of treasury stock	(2,807,690)	—	—	(237,460)	237,460	—	—
Change in treasury stock	—	—	—	—	(10,359)	—	(10,359)
Overseas operations translation adjustment	—	—	—	—	(34,521)	(842)	(35,363)
Valuation loss on investment securities	—	—	—	—	(258,935)	(516)	(259,451)
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	16,728	16,728
Others	—	—	7,693	972	(550)	(657)	7,458

Balance as of December 31, 2002	90,781,795	$406,645	$3,201,329	$6,928,685	$(1,015,236)	$235,325	$9,756,748

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 2001 and 2002

				Thousands
				of US Dollars
	Millions of Korean Won			(Note 2)

	2000	2001	2002	2002

Cash flows from operating activities:
Net income	1,633,667	845,679	1,089,288	$918,223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,240,070	1,316,516	1,453,253	1,225,029
Accrual of severance benefits	246,547	86,878	119,091	100,389
Provision for doubtful accounts	20,162	(56)	184,887	155,851
Loss (gain) on foreign currency translation, net	198,347	8,468	(105,716)	(89,115)
Gain on valuation of marketable securities	(10,847)	(11,505)	(6,366)	(5,366)
Loss on valuation of derivatives, net	34,217	367	11,206	9,446
Loss (gain) on derivatives transaction, net	(136)	7,219	(9,784)	(8,248)
Gain on disposal of marketable securities and investments, net	(98,153)	(42,334)	(52,713)	(44,434)
Loss on disposal of property, plant and equipment, net	19,589	14,573	15,854	13,365
Loss on valuation of inventories	3,570	21,231	1,178	993
Loss on impairment of investment securities and property, plant and equipment	54,480	66,526	166,874	140,667
Loss (gain) on valuation of equity method investments, net	(9,267)	23,961	128,769	108,547
Minority interest in income (loss) of consolidated subsidiaries	8,683	(8,469)	19,844	16,728
Stock compensation expense	—	1,790	6,497	5,477
Reserve for special repairs	137,362	46,278	—	—
Extraordinary income	(956,583)	—	—	—
Others	27,077	12,309	672	567

	915,118	1,543,752	1,933,546	1,629,896

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2000, 2001 and 2002

				Thousands
				of US Dollars
	Millions of Korean Won			(Note 2)

	2000	2001	2002	2002

Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable	163,511	367,157	(151,351)	$(127,583)
Decrease (increase) in inventories	(230,762)	173,755	69,950	58,965
Increase (decrease) in trade accounts and notes payable	(110,347)	(170,118)	151,699	127,876
Decrease (increase) in other accounts and notes receivable	(18,761)	67,312	28,938	24,394
Increase (decrease) in other accounts and notes payable	40,726	(453,022)	11,588	9,768
Decrease (increase) in accrued expenses	62,226	(121,445)	(61,507)	(51,848)
Increase (decrease) in income tax payable	(26,859)	(280,363)	271,347	228,734
Deferred income tax, net	12,558	12,828	(137,771)	(116,135)
Payment of severance benefits	(1,088,159)	(9,168)	(14,469)	(12,197)
Decrease (increase) in group retirement deposits	736,727	(189)	—	—
Others	(35,137)	(66,697)	22,081	18,614

	(494,277)	(479,950)	190,505	160,588

Net cash provided by operating activities	2,054,508	1,909,481	3,213,339	2,708,707

Cash flows from investing activities:
Disposal of marketable securities	11,375,253	9,058,501	11,547,221	9,733,812
Acquisition of marketable securities	(11,041,246)	(8,582,000)	(12,150,384)	(10,242,252)
Disposal of short-term financial instruments	3,687,669	3,640,112	1,317,099	1,110,258
Acquisition of short-term financial instruments	(3,671,484)	(3,621,042)	(1,140,400)	(961,308)
Acquisition of property, plant and equipment	(874,271)	(1,495,961)	(1,688,840)	(1,423,620)
Disposal of property, plant and equipment	43,075	35,175	91,238	76,909
Acquisition of investment securities	(2,172,650)	(661,248)	(117,790)	(99,292)
Disposition of investment securities	1,806,450	139,159	109,523	92,323
Proceeds from short-term loan	20,410	34,949	147,650	124,462
Short-term loans provided	(4,215)	(29,239)	(56,910)	(47,973)
Proceeds from long-term loan	132,499	61,444	3,019	2,545
Long-term loans provided	(1,576)	(68,654)	(46,162)	(38,912)
Acquisition of intangible assets	(119,851)	(97,547)	(96,676)	(81,494)
Others	20,227	27,615	(64,152)	(54,077)

Net cash used in investing activities	(799,710)	(1,558,736)	(2,145,564)	(1,808,619)

The accompanying notes are an integral part of these consolidated financial statements.

     Continued;

POSCO AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
For the years ended December 31, 2000, 2001 and 2002

				Thousands of
				US Dollars
	Millions of Korean Won			(Note 2)

	2000	2001	2002	2002

Cash flows from financing activities:
Payment of cash dividends	(239,732)	(228,736)	(214,277)	$(180,627)
Proceeds (payment) of short-term borrowings, net	177,666	(656,673)	(85,565)	(72,128)
Proceeds from long-term debt	1,683,754	1,450,904	646,848	545,266
Repayment of current portion of long-term debt	(1,383,717)	(1,234,520)	(1,299,970)	(1,095,819)
Repayment of long-term debt	(160,318)	(149,417)	(278,086)	(234,415)
Proceeds from minority interest	26,501	14,513	54,107	45,610
Purchase of treasury stock	(1,003,873)	—	(91,143)	(76,830)
Others	12,696	(19,700)	89,835	75,728

Net cash used in financing activities	(887,023)	(823,629)	(1,178,251)	(993,215)

Effect of exchange rate changes on cash and cash equivalents	15,104	6,365	(13,156)	(11,090)
Net decrease in cash and cash equivalents from changes of consolidated subsidiaries	(20,745)	(6,543)	(16,097)	(13,569)

Net decrease (increase) in cash and cash equivalents	362,134	(473,062)	(139,729)	(117,786)
Cash and cash equivalents, beginning of year	518,037	880,171	407,109	343,176

Cash and cash equivalents, end of year	880,171	407,109	267,380	$225,390

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	433,920	423,809	327,575	$276,131

Cash paid during the year for income taxes	703,032	604,998	264,729	$223,155

The accompanying notes are an integral part of these consolidated financial statements.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Consolidated Companies:

General descriptions of POSCO, the controlling company, and its controlled subsidiaries (collectively referred to as the “Company”), including POSCO E & C and twelve other domestic subsidiaries and nineteen overseas subsidiaries, whose accounts are included in the consolidated financial statements, and thirteen equity method investees, which are excluded from the consolidation, are as follows:

The Controlling Company -

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons; 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants and one office in Korea, and one branch and six liaison offices overseas. The principal market for POSCO’s products is the domestic market in Korea, while export and overseas sales are concentrated in Japan, China and other countries in the Asia Pacific region.

In accordance with the approval of shareholders on March 15, 2002, POSCO changed its name from POHANG IRON & STEEL Co., Ltd. to POSCO.

As of December 31, 2002, POSCO’s shareholders are as follows:

		Percentage of
	Number of shares	shares (%)

Pohang University of Science and Technology	3,028,200	3.34
Nippon Steel Corporation	2,894,435	3.19
National Pension Corporation	2,126,767	2.34
The Industrial Bank of Korea	2,125,461	2.34
Treasury stock	9,043,276	9.96
Other foreign investors	52,902,442	58.27
Other domestic investors	18,661,214	20.56

	90,781,795	100.00

As of December 31, 2002, the shares of POSCO are listed on the Korea Stock Exchange and its depository receipts are listed on the New York and London Stock Exchanges.

     Continued;

POSCO AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Consolidated Subsidiaries -

The following table sets forth certain information with regard to consolidated subsidiaries as of December 31, 2002.

		Capital	Number of	Number of shares			Percentage of		Percentage of
		(Millions of	outstanding				ownership		ownership of
Subsidiaries	Primary business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Domestic:
POSCO E & C	Engineering and
(POSEC)	construction	693,640	30,000,000	27,281,080	—	27,281,080	90.94	Pohang	—
Posteel Co.,	Steel sales and
Ltd.	service	281,311	18,000,000	17,155,000	—	17,155,000	95.31	Pohang	—
POSCON Co.,	Electronic control devices
Ltd.	manufacturing	75,720	3,435,000	3,098,610	—	3,098,610	90.21	Pohang	—
Pohang Coated
Steel Co., Ltd.	Coated steel manufacturing	238,663	6,000,000	4,000,000	—	4,000,000	66.67	Pohang	—
POSCO Machinery & Engineering	Steel work
Co., Ltd.	maintenance	29,502	1,700,000	1,700,000	—	1,700,000	100.00	Pohang	—
	Computer
	hardware and
POSDATA Co., Ltd.	software distribution	96,408	6,155,160	4,000,000	—	4,000,000	64.99	Sungnam	—
POSCO Research	Economic research and								POSCO E & C (1.25), POSTEEL (2.50),
Institute	consulting	23,435	4,000,000	3,800,000	200,000	4,000,000	99.33	Seoul	POSDATA (1.25)

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Consolidated Subsidiaries, Continued -

		Capital	Number of	Number of shares			Percentage of		Percentage of
		(Millions of	outstanding				ownership		ownership of
Subsidiaries	Primary business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Seung Kwang	Athletic facilities								POSCO E & C
Co., Ltd.	operation	40,329	4,145,000	2,737,000	1,208,000	3,945,000	92.53	Suncheon	(29.14)
POS-AC	Architecture and
Co., Ltd.	consulting	7,018	130,000	130,000	—	130,000	100.00	Seoul	—
Changwon									POSTEEL (6.67),
Specialty Steel Co., Ltd.	Specialty steel manufacturing	354,935	30,000,000	26,000,000	4,000,000	30,000,000	99.04	Changwon	POSCON (6.67)
POSCO Machinery	Machinery
Co., Ltd.	installation	20,207	1,000,000	1,000,000	—	1,000,000	100.00	Kwangyang	—
POSTECH
Venture Capital	Investment in venture
Co., Ltd.	companies	33,962	6,000,000	5,700,000	—	5,700,000	95.00	Pohang	—
POSCO Refractories & Environment (POSREC)	Manufacturing	74,757	5,907,000	3,544,200	—	3,544,200	60.00	Pohang	—
Foreign:
POSCO America Corp. (POSAM)	Steel trading	148,780	283,284	281,529	1,755	283,284	99.97	U.S.A	POSCAN (0.62)
POSCO Australia Pty. Ltd. (POSA)	Steel trading	49,566	761,775	761,775	—	761,775	100.00	Australia	—

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Consolidated Subsidiaries, Continued -

		Capital	Number of	Number of shares			Percentage of		Percentage of
		(Millions of	outstanding				ownership		ownership of
Subsidiaries	Primary business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

POSCO Canada									POSTEEL
Ltd. (POSCAN)	Coal mining	41,229	1,099,885	—	1,099,885	1,099,885	95.31	Canada	(100.00)
POSCO Asia Co., Ltd. (POA)	Steel trading	9,305	9,360,000	9,360,000	—	9,360,000	100.00	Hongkong	—
POSCO International									POSTEEL
Osaka, Inc. (PIO)	Steel trading	4,606	800	—	800	800	95.31	Japan	(100.00)
VSC POSCO Steel	Steel								POSTEEL
Corporation (VPS)	manufacturing	17,663	N/A	N/A	N/A	N/A	39.77	Vietnam	(5.00)	(b)
DALIAN POSCO-CFM Coated Steel Co.,	Coated steel								POSTEEL
Ltd.	manufacturing	47,943	N/A	N/A	N/A	N/A	54.30	China	(15.00)	(b)
POS-Tianjin Coil	Steel service								POSTEEL
Center Co., Ltd.	center	12,471	N/A	N/A	N/A	N/A	67.19	China	(60.00)	(b)
POSMETAL Co.,	Steel service								PIO
Ltd.	center	4,573	6,000	—	3,000	3,000	47.66	Japan	(50.00)

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Consolidated Subsidiaries, Continued -

		Capital	Number of	Number of shares			Percentage of		Percentage of
		(Millions of	outstanding				ownership		ownership of
Subsidiaries	Primary business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Shanghai Real Estate Development Co., Ltd.	Real estate rental	61,743	N/A	N/A	N/A	N/A	90.94	China	POSCO E & C (100.00)	(b)
IBC Corporation	Real estate rental	11,522	N/A	N/A	N/A	N/A	54.56	Vietnam	POSCO E & C (60.00)	(b)
POSLILAMA Steel	Steel structure fabrication								POSCO E & C (60.00), POSTEEL
Structure Co., Ltd.	and sales	(6,951)	N/A	N/A	N/A	N/A	64.10	Vietnam	(10.00)	(b)
Zhangjiagang Pohang Stainless	Stainless steel
Steel Co., Ltd.	manufacturing	178,033	N/A	N/A	N/A	N/A	82.48	China	—	(b)
SHUNDE Pohang Coated Steel Co.,	Coated steel
Ltd.	manufacturing	33,203	N/A	N/A	N/A	N/A	93.50	China	—	(b)
POS-THAI Service Steel	Steel service								POSTEEL
Center Co., Ltd.	center	6,329	4,091,570	477,288	2,136,208	2,613,496	61.43	Thailand	(52.21)

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Consolidated Subsidiaries, Continued -

		Capital	Number of	Number of shares			Percentage of		Percentage of
	Primary	(Millions of	outstanding				ownership		ownership of
Subsidiaries	business	Korean Won)	shares	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Qingdao Pohang Stainless Steel	Stainless steel
Co., Ltd.	manufacturing	10,999	N/A	N/A	N/A	N/A	80.00	China	—	(b)
Myanmar-POSCO	Steel
Co., Ltd.	manufacturing	6,558	19,200	13,440	—	13,440	70.00	Myanmar	—
									POSCO E & C (25.00),
Zhangjiagang									Zhangjiagang Pohang
POSHA Steel									Stainless Steel
Port Co., Ltd.	Depot service	8,818	N/A	N/A	N/A	N/A	76.35	China	(65.00)	(b)
POSCO Investment Co., Ltd.	Finance	33,816	2,000,000	2,000,000	—	2,000,000	100.00	Hongkong	—

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	No shares have been issued in accordance with the local laws or regulations.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Equity Method Investees -

The following table sets forth certain information with regard to equity method investees as of December 31, 2002.

		Capital	Number of shares			Percentage of		Percentage of
	Primary	(Millions of				ownership		ownership of
Investees	business	Korean Won)	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Domestic:
Korea Daily News	Newspaper	58,139	1,863,949	—	1,863,949	22.40	Seoul	—
								POSDATA (5.00)
eNtoB Corporation	E-business	10,918	560,000	160,000	720,000	21.57	Seoul	and others
Foreign:
								POSCO E & C (10.00),
POSVEN	Steel	(145,714)	4,480	2,240	6,720	58.63	Venezuela	POSTEEL (10.00)	(c)
	manufacturing
KOBRASCO	PELLET	(36,432)	2,010,719,185	—	2,010,719,185	50.00	Brazil	—	(d)
Fujiura Butsuryu Center Co., Ltd.	Warehousing	1,856	—	600	600	28.59	Japan	PIO (30.00)
USS -POSCO	Material
Industries (UPI)	processing	239,956	N/A	N/A	N/A	49.99	U.S.A	POSAM (50.00)	(b)(d)
Suzhou Dongshin Color Metal Sheet Co., Ltd.	Coloring	12,194	N/A	N/A	N/A	28.59	China	POSTEEL (30.00)	(b)
							Republic
							of South
POSCHROME	Fe-Cr	18,595	21,675	—	21,675	25.00	Africa	—

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Equity Method Investees, Continued -

		Capital	Number of shares			Percentage of		Percentage of
	Primary	(Millions of				ownership		ownership of
Investees	business	Korean Won)	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Shunde Xingpu Steel	Industrial							POSTEEL
Center Co., Ltd.	processing	15,047	N/A	N/A	N/A	20.51	China	(10.50)	(b)
POS-HYUNDAI	Industrial							POSTEEL
STEEL	processing	4,824	2,345,558	4,573,838	6,919,396	28.58	India	(19.50)
	Investment in
POSCO Bioventures	bio-tech							POSAM
LP	ventures	10,020	N/A	N/A	N/A	79.98	U.S.A	(80.00)	(b)(d)
Marubeni Steel Processing	Steel service							POSTEEL
Indonesia (MSPI)	center	1,644	743	2,229	2,972	35.40	Indonesia	(27.52)	(d)
Posmmit Steel Centre SDN BHD	Steel service
(POS-MMIT)	center	7,418	4,200,000	—	4,200,000	30.00	Malaysia	—

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	No shares have been issued in accordance with the local laws or regulations.

(c)	POSVEN was excluded from the consolidated financial statements since the company is undergoing liquidation procedures as of December 31, 2002.

(d)	The Company owns over 30% of equity interest in KOBRASCO, UPI, and MSPI, however, the Company is not the major shareholder of these companies. The Company owns over 79.98% of equity interest in POSCO Bioventures. LP., however, due to an agreement with POSCO Bioventures. LP., which prohibits the Company to engage in management activities, POSCO Bioventures. LP. was excluded from consolidation.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Change of Scope in Consolidation -

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries.

The consolidated financial statements include the accounts of POSREC, which was excluded from consolidation as of December 31, 2001, due to the acquisition of additional shares of POSREC representing over 50% ownership in 2002. Also, the consolidated financial statements include the accounts of Qingdao Pohang Stainless Steel Co., Ltd., which was excluded from consolidation as of December 31, 2001, since the company was newly incorporated in 2002. The consolidated financial statements exclude POSVEN, which was included in consolidation as of December 31, 2001, since the company is undergoing liquidation procedures as of December 31, 2002.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

1.	Consolidated Companies, Continued:

Subsidiaries Excluded from the Consolidated Financial Statements -

The following companies have been excluded from the consolidation and are accounted for under the cost method:

		Shareholders' equity	Number of shares			Percentage of		Percentage of
	Primary	(Millions of				ownership		ownership of
Subsidiaries	business	Korean Won)	POSCO	Subsidiaries	Total	(%)(a)	Location	subsidiaries

Domestic:
MIDUS Information Technologies Co., Ltd.	Engineering	6,651	—	86,619	86,619	23.57	Seoul	POSCO E & C (25.92)	(b)
Foreign:
PT. POSNESIA Stainless Steel Industry	STS/CR	16,432	29,610,000	—	29,610,000	70.00	Indonesia	—	(c)
POSVINA Co., Ltd.	Steel manufacturing	6,324	N/A	N/A	N/A	50.00	Vietnam	—	(b)(d)
POSEC-HAWAII Inc.	Construction	9,651	—	18,100	18,100	90.94	Hawaii	POSCO E & C (100.00)	(c)
POSCO Qingdao Coil	Steel service							POSTEEL
Center	center	1,680	N/A	N/A	N/A	95.31	China	(100.00)	(d)(e)

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	Total assets was less than Won 7,000 million as of December 31, 2001.

(c)	As of December 31, 2002, the company's operations has been suspended for more than one year.

(d)	No shares have been issued in accordance with the local laws or regulations.

(e)	Capital investment is less than Won 7,000 million (newly incorporated).

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements in accordance with the Financial Accounting Standards of the Republic of Korea and the Statements of Korean Financial Accounting Standards No. 5 are summarized below:

Basis of Consolidated Financial Statements Presentation –

POSCO and its domestic subsidiaries maintain their official accounting records in Korean Won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles (“GAAP”) in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain supplementary information included in the statutory of Korean language financial statements, but are not required for a fair presentation of POSCO and its domestic subsidiaries’ financial position, results of operations and cash flows, are not presented in the accompanying consolidated financial statements.

Use of Estimates –

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results may differ from those estimates.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Principles of Consolidation –

The accompanying consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company records differences between the investment account and corresponding capital account of subsidiaries as a goodwill or a negative goodwill, and such differences are amortized over the estimated useful lives using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations. In accordance with accounting principles generally accepted in the Republic of Korea, minority interest in consolidated subsidiaries is presented as a component of shareholders’ equity in the consolidated balance sheet.

Cash and Cash Equivalents -

Cash and cash equivalents include cash on hand and on deposit and highly liquid, temporary cash investments with original maturities of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Revenue Recognition -

Revenue is generally recognized when products are delivered. Revenue from construction and machinery installation is recognized using the percentage-of-completion method based on the ratio of actual costs incurred to the total estimated cost to complete. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in-progress are charged to current operations, in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as a current asset, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a current liability. Revenue from consulting and other services are generally recognized when the service is provided to the customer. Revenue for long-term service contract is deferred and recognized over the life of the contract.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and prior year collection experience.

Marketable Securities -

Marketable securities held for short-term cash management purposes are stated at fair market value, and valuation gains or losses are reported in current operations.

Inventories -

Inventories are stated at the lower of cost or market, with cost being determined using the moving average method, except for materials in-transit which is stated at actual cost determined using the specific identification method. For certain other subsidiaries, inventories are stated at the lower of cost or market, with cost being determined using the gross average method or FIFO method (see “Significant accounting policies of POSCO and its controlled subsidiaries”).

If the net realizable value of inventories is lower than its cost, the carrying amount is reduced to net realizable value and the difference between cost and revalued amount is charged to current operation.

Investment Securities -

Equity securities held for investment (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (non-marketable security) are stated at acquisition cost, determined by the moving average method. Actively traded securities (marketable security), including those traded over-the-counter, are stated at fair value based on quoted marker price, with the resulting valuation gain or loss reported as a capital adjustment within shareholders’ equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up the amount of the previously recognized impairment loss, and in the case of a listed security, the recovered amount is charged to capital adjustments within shareholders’ equity.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Investment Securities, Continued -

Investments in debt securities are initially carried at cost, including incidental expenses, with cost determined using the weighted average method. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Investments in debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums (amortized cost). Other investments in debt securities are carried at fair value. Temporary differences between fair value and amortized cost are accounted for in the capital adjustments account, a component of shareholders’ equity. Declines in the fair value of debt securities which are anticipated to be permanent are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Investments in equity securities of companies over which the Company has the ability to exercise significant influence are recorded using the equity method of accounting. Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over the estimated useful live using the straight-line method. Under the equity method, the original investment is recorded at cost and adjusted by the Company’s share of the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders’ equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment have been eliminated.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Property, Plant and Equipment -

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method or declining-balance method, over the estimated useful lives of the assets, as follows (see “Significant accounting policies of POSCO and its controlled subsidiaries”):

Estimated useful lives (years)

Buildings and structures	5 ~ 60
Machinery and equipment	3 ~ 25
Tools	3 ~ 10
Vehicles	3 ~ 8
Furniture and fixtures	3 ~ 20

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful lives of the related assets are capitalized.

When the book value of an asset exceeds its recoverable value due to obsolescence, physical damage or a sharp decline in market value, an impairment loss is recognized to reduce the carrying value of the asset to its net realized value, with the resulting impairment loss charged to current operations.

The Company capitalizes interest costs, discount expenses and other finance charges, including certain foreign exchange translation gains and losses on the borrowings associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Intangible Assets -

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below. In addition, the Company changed the useful life of certain port facilities usage rights from 133 years to 20 years due to the change of the enterprise environment. As a result of this change, net income for the year ended December 31, 2002 decreased by Won1,573 million.

Estimated useful lives (years)

Goodwill	5 ~ 20
Intellectual property rights	5 ~ 10
Port facilities usage rights	2 ~ 37
Land usage rights	40
Organization cost	5
Internally used software(*)	4 ~ 20
Development costs	4 ~ 20
Others	4 ~ 20

(*) Internally used software systems that are part of production line are amortized over the estimated useful lives of twenty years.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Discounts on Debentures -

Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as interest expense.

Valuation of Assets and Liabilities at Present Value -

Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest income over the life of the related assets.

Income Taxes -

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the temporary differences between the amount reported for financial accounting and income tax purpose.

Accrued Severance Benefits -

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with POSCO or most of its subsidiaries based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees were to terminate their employment as of the balance sheet date.

The domestic companies have partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The amounts funded under these insurance deposits are classified as a deduction to the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the companies.

In accordance with the National Pension Act of the Republic of Korea, a certain portion of accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Reserve for Special Repairs -

An allowance for repairs of various furnaces is established and adjusted annually, based on the replacement cost of the furnaces and future expected rate of inflation over the fifteen-year replacement cycle such facilities. Expenditures in relation to special repairs are charged to expense as incurred. In accordance with the Statements of Korean Financial Accounting Standards No. 5 effective January 1, 2002, the Company reversed previously recorded reserve for repairs, amounting to Won1,020,640 million, to beginning retained earnings and recorded the deferred income tax liability amounting to Won303,130 million. The net effect of these accounting changes increased the beginning balance of retained earnings by Won717,510 million. In addition, reserve for special repairs provided by the Company for the year ended December 31, 2001 amounted to Won53,911 million.

Foreign Currency Transactions and Translation -

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations.

Translation of Foreign Operations -

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses are translated at the weighted average exchange rate of the reporting period. Gains or losses on translation are offsetted and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Derivative Instruments -

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedge, fair market value hedge and derivatives for trading. In case of cash flow hedge, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the statement of earnings. If the contract expires, the gains and losses from derivative transactions are presented in the statement of earnings in case of hedges for fluctuations in fair market value and are offset against the purchasing price of inventories in case of cash flow hedging. Derivative financial instruments for trading are valued at estimated market price and resulting unrealized gains or losses are recognized in current operations

Earnings Per Share -

Earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding (excluding the number of shares held by the Company as treasury stock).

Impairment of Assets -

The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the income statement and is deducted from the book value of the impaired asset.

United States Dollar Amounts -

The Company operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in U.S. dollars at the rate of Won1,186.3: US$ 1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2002. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollar at this or any other rate.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Reclassification of Prior Year Financial Statement Presentation -

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

Application of the Statements of Korean Financial Accounting Standards -

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 becomes effective for the Company on January 1, 2003. The Company has already adopted SKFAS No. 5 starting from the year 2002, and plans to adopt other statements in its financial statements for the year ending December 31, 2003.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Significant Accounting Policies of POSCO and its Controlled Subsidiaries -

Depreciation of
	Investment and marketable		property, plant and
Company	securities	Inventories(*)	equipment

POSCO	Gross average method, moving average method	Moving average method	Straight-line method
POSCO E & C	Gross average method	Moving average method	Straight-line method
Posteel Co., Ltd.	Moving average method	Moving average method	Straight-line method
POSCON Co., Ltd.	Gross average method	Moving average method	Straight-line method, declining balance method
Pohang Coated Steel Co., Ltd.	Gross average method, moving average method	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Gross average method, moving average method	Moving average method	Straight-line method
POSDATA Co., Ltd.	Gross average method, moving average method	Moving average method	Straight-line method
POSCO Research Institute	N/A	N/A	Straight-line method
Seung Kwang Co., Ltd.	Gross average method	Gross average method	Straight-line method, declining-balance method
POS-AC Co., Ltd.	Gross average method	N/A	Straight-line method, declining-balance method
Changwon Specialty Steel Co., Ltd.	Gross average method, moving average method	Moving average method	Straight-line method
POSCO Machinery Co., Ltd.	Gross average method	Moving average method	Straight-line method
POSTECH Venture Capital Co., Ltd.	Moving average method	N/A	Declining-balance method
POSCO Refractories & Environment (POSREC)	Moving average method	First-in, First-out, moving average method	Straight-line method, declining-balance method
POSCO America Corp. (POSAM)	N/A	Moving average method	Straight-line method
POSCO Australia Pty. Ltd. (POSA)	Gross average method	Gross average method	Straight-line method
POSCO Canada Ltd. (POSCAN)	N/A	Gross average method	Straight-line method
POSCO Asia Co., Ltd. (POA)	N/A	N/A	Declining-balance method

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, Continued:

Significant Accounting Policies of POSCO and its Controlled Subsidiaries, Continued -

Depreciation of
	Investment and marketable		property, plant and
Company	securities	Inventories(*)	equipment

POSCO International Osaka, Inc. (PIO)	Moving average method	Gross average method	Straight-line method
VSC POSCO Steel Corporation (VPS)	N/A	Moving average method	Straight-line method
DALIAN POSCO — CFM Coasted Steel Co., Ltd.	N/A	Moving average method	Straight-line method
POS-Tianjin Coil Center Co., Ltd.	N/A	Specific identification method, moving average method	Straight-line method
POSMETAL Co., Ltd.	N/A	Moving average method	Straight-line method
Shanghai Real Estate Development Co., Ltd.	N/A	N/A	Straight-line method
IBC Corporation	N/A	Specific identification method	Straight-line method
POSLILAMA Steel Structure Co., Ltd.	N/A	Moving average method	Straight-line method
Zhangjiagang Pohang Stainless Steel Co., Ltd.	N/A	Moving average method	Straight-line method
SHUNDE Pohang Coated Steel Co., Ltd.	N/A	Moving average method	Straight-line method
POS-THAI Service Steel Center Co., Ltd.	N/A	Moving average method	Straight-line method
Qingdao Pohang Stainless Steel Co., Ltd.	N/A	Moving average method	Straight-line method
Myanmar-POSCO Co., Ltd.	N/A	Moving average method	Straight-line method
Zhangjiagang POSHA Steel Port Co., Ltd.	N/A	Moving average method	Straight-line method
POSCO Investment Co., Ltd.	N/A	N/A	Straight-line method

(*) Specific identification method is used for goods in-transit.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	Cash and Cash Equivalents and Financial Instruments:

Cash and cash equivalents, short-term and long-term financial instruments as of December 31, 2001 and 2002 consist of the following:

	Annual interest	Millions of Korean Won
	rates (%)
	2002	2001	2002

Cash and cash equivalents
Cash on hand	–	601	8
Bank deposits	0.50 ~ 4.00	5,711	9,079
Corporate bank deposits	0.50 ~ 4.00	15,860	6,060
Checking account	–	2,401	3,397
Time deposits in foreign currency and others	0.00 ~ 5.00	263,964	118,658
Maintained by overseas affiliates	0.00 ~ 2.75	118,572	130,178

		407,109	267,380

Short-term financial instruments
Time deposits	4.40 ~ 6.30	128,919	171,643
Installment accounts	5.00 ~ 8.50	4,964	6,887
Time deposits in foreign currency	1.30 ~ 1.80	148,921	199
Money in trust	5.20 ~ 5.80	104,670	46,979
Others	0.50 ~ 6.30	36,750	32,005
Maintained by overseas affiliates	1.18 ~ 1.30	–	419

		424,224	258,132

Long-term financial instruments
Installment accounts	5.10 ~ 8.50	3,194	6,898
Guarantee deposits for opening account	–	117	120
Time deposits in foreign currency and others	1.10 ~ 6.20	31,400	13,556

		34,711	20,574

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	Cash and Cash Equivalents and Financial Instruments, Continued:

As of December 31 2002, the Company’s financial assets amounting to Won14,953 million are pledged as collateral and, accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include cash and cash equivalents amounting to Won3,000 million in relation to performance guarantee deposits, short-term financial instruments amounting to Won11,833 million in relation to borrowings and others, and long-term financial instruments amounting to Won120 million in relation to collateral deposits for opening checking accounts (see Note 12).

4.	Marketable Securities:

Marketable securities as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Beneficiary certificates(*)	526,084	1,192,204
Government and public bonds	4,319	5,468
Corporate bonds	–	5,004

	530,403	1,202,676

(*) Beneficiary certificates mainly consist of money market fund.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Accounts and Notes Receivable and Others:

Accounts and notes receivable and their allowance for doubtful accounts and others as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Trade accounts and notes receivable	1,504,956	1,762,701
Less: Allowance for doubtful accounts	(24,637)	(22,834)
Present value discount	(408)	(262)

	1,479,911	1,739,605

Other accounts and notes receivable	108,261	125,480
Less: Allowance for doubtful accounts(*)	(2,406)	(52,741)
Present value discount	(62)	—

	105,793	72,739

Long-term loans	89,378	117,429
Less: Allowance for doubtful accounts	(3,121)	(49)
Present value discount	(150)	(120)

	86,107	117,260

Long-term trade accounts and notes receivable	86,200	69,203
Less: Allowance for doubtful accounts	(13,367)	(5,737)
Present value discount	(21,523)	(18,603)

	51,310	44,863

(*) The litigation in relation to a severance payment was decided in favor of the Company in August 2001. As a result, the Company recorded other receivables amounting to Won42,267 million and allowances for bad debts amounting to Won40,011 million for receivable with uncertain collectibility.

As of December 31, 2002, trade accounts and notes receivable and others amounting to Won124,191 million are pledged as collateral for various borrowings from financial institutions (see Note 12).

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Accounts and Notes Receivable and Others, Continued:

Accounts stated at present value under rescheduled payment and long-term deferred payment are as follows:

		Millions of Korean Won

			Present value		Maturity	Discount rate
Accounts	Company	Face value	discount	Book value	(year)	(%)

Long-term deferred payment:
Long-term loans	Employees	216	51	165	2017	7.54
	Others	260	69	191	2006	8.42

		476	120	356

Rescheduled payment:
Long-term trade accounts	Hanbo Iron and Steel
and notes receivable	Co., Ltd	3,061	1,057	2,004	2018	8.00 ~ 10.45
	BNG Steel Co., Ltd	54,500	17,017	37,483	2009	8.62
	Jindo Corp. and others	3,930	791	3,139	2004~2014	7.54 ~ 9.95

		61,491	18,865	42,626

	Dong Sung
Other long-term assets	Construction
(Note 10)	Co., Ltd	369	59	310	2018	7.54
Less: Current portion		(3,624)	(262)	(3,362)

		58,712	18,782	39,930

The Company recorded discounts on accounts receivable using the Company’s weighted average borrowing rate incurred as of the nearest date of the Company’s period end.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	Inventories:

Inventories as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Finished goods	376,453	312,915
By-products	4,669	2,309
Semi-finished goods	330,189	390,827
Raw materials	657,072	637,456
Materials in-transit	307,526	269,744
Others	61,342	58,195

	1,737,251	1,671,446

7.	Investment Securities:

Investment securities as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Marketable equity securities(*)	1,902,747	1,619,928
Non-marketable equity securities(*)	607,041	605,145
Equity method investments	193,198	163,012
Debt security investments	225,272	128,203
Others	32,191	29,524

	2,960,449	2,545,812

(*) Excludes equity method securities.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Investment Securities, Continued:

Marketable Equity Securities -

Investments in marketable equity securities as of December 31, 2001 and 2002 are as follows:

			Millions of Korean Won

	2002		2001	2002

	Number of	Percentage of	Book	Acquisition	Fair market	Book
	shares	ownership (%)	value	cost	value	value

Hanil Iron Steel Co., Ltd.	307,631	9.95	2,769	4,020	3,692	3,692
MoonBae Steel Co., Ltd.	369,876	9.02	1,387	3,588	1,219	1,219
Chohung Bank	135,394	0.03	560	3,757	555	555
Hana Bank	4,617,600	2.34	75,036	29,998	75,267	75,267
SK Telecom	5,794,924	6.50	1,553,040	1,657,348	1,327,037	1,327,037
Samjung Packing & Aluminum Co., Ltd.	270,000	9.00	2,295	2,714	2,295	2,295
DongYang Steel Pipe Co., Ltd.	1,564,250	2.48	1,705	3,911	579	579
Nippon Steel Corporation	147,876,000	2.17	261,871	285,103	208,193	208,193
Others			4,084	1,423	1,091	1,091

			1,902,747	1,991,862	1,619,928	1,619,928

Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for in the capital adjustments account.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Investment Securities, Continued:

Non-marketable Equity Securities -

Investments in non-marketable equity securities as of December 31, 2001 and 2002 are as follows:

			Millions of Korean Won

	2002		2001	2002

	Number of	Percentage of	Book	Acquisition	Net asset	Book
	shares	ownership (%)	value	cost	value(a)	value

Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	8,930	8,930	3,768	8,930
Kihyup Corporation	600,000	10.34	3,000	3,000	3,370	3,000
SK IMT	7,200,000	12.00	192,002	192,002	198,511	192,002
The Siam United Steel	9,000,000	10.00	26,640	26,640	4,115	26,640
Powercomm	7,500,000	5.00	246,000	246,000	40,705	246,000
ARAB Co. for Special Steel(b)	N/A	8.93	8,561	8,561	6,394	8,561
New Airport Highway Co., Ltd.	6,018,012	6.93	30,090	30,090	26,925	30,090
Inchon Int’l. Airport Railroad	6,104,904	11.26	12,100	30,525	29,787	30,525
Cenix(d)	1,460,344	5.76	12,829	12,829	1,105	1,509
PT-POSNESIA Stainless Steel Industry(c)	29,610,000	70.00	9,474	9,474	10,427	9,474
POSVINA Co., Ltd.(b,c)	N/A	50.00	1,527	1,527	3,162	1,527
POSEC-HAWAII Inc.(c,d)	18,100	90.94	18,878	18,879	8,777	8,617
POSCO Qingdao Coil Center(b,c)	N/A	95.31	–	1,744	1,601	1,680
Others(b,c,d)			37,010	43,199	41,520	36,590

			607,041	633,400	380,167	605,145

(a)	The net asset value of the non-marketable equity securities is applied based on the non-marketable companies’ most recent available financial information, which have not been audited as of December 31, 2002.

(b)	No shares have been issued in accordance with the local laws or regulations.

(c)	The investments in PT-POSNESIA Stainless Steel Industry and POSEC-HAWAII Inc., whose operations have been suspended for more than one year, was excluded from the equity method of accounting. Investments in POSVINA Co., Ltd., MIDUS Information Technologies Co., Ltd., and POSCO-Qingdao Coil Center, whose total assets as of December 31, 2002 are less than Won7,000 million, are stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea, where the amount of difference had the investments been recorded using the equity method is not significant.

(d)	Declines in net asset value of Cenix and other non-marketable equity securities anticipated to be permanent, amounting to Won27,041 million, were recorded for the year ended December 31, 2002.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Investment Securities, Continued:

Equity Method Investments -

Details of equity method investees are as follows:

			Millions of Korean Won

	2002		2001	2002

	Number of	Percentage of	Book	Acquisition	Fair market	Book
	shares	ownership (%)(a)	value	cost	value	value

POSVEN(d)			–	66,876	–	—
Korea Daily News(b)			23,718	19,999	13,023	13,750
eNtoB Corporation	720,000	21.57	2,704	3,700	2,355	2,579
KOBRASCO(f)	2,010,719,185	50.00	13,292	32,950	–	—
Fujiura Butsuryu Center Co., Ltd.(b)	600	28.59	636	632	531	553
USS-POSCO Industries(c)	N/A	49.99	124,832	234,293	119,954	119,979
Suzhou Dongshin Color Metal Sheet Co., Ltd.(c)	N/A	28.59	2,783	2,547	3,486	3,606
POSCHROME	21,675	25.00	3,127	4,859	4,649	4,379
Shunde Xingpu Steel Center Co., Ltd.(c)	N/A	20.51	2,664	1,852	3,086	2,992
POS-HYUNDAI STEEL	6,919,396	28.58	1,243	3,136	1,379	1,379
POSCO Bioventures. LP.(c)	N/A	79.98	–	10,292	8,014	10,020
MSPI	2,972	35.40	–	1,466	582	1,467
POS-MMIT	4,200,000	30.00	–	2,308	2,225	2,308
POSREC(e)	–	–	18,199	–	–	—

			193,198	384,910	159,284	163,012

(a)	Percentage of ownership is the sum of direct and indirect ownership.

(b)	Due to the delay in closing and settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which have not been audited as of December 31, 2002.

(c)	No shares have been issued in accordance with the local laws or regulations.

(d)	In accordance with a resolution during the general meeting of shareholders on December 22, 2002, the liquidation of POSVEN was determined, and accordingly, POSVEN was excluded from the consolidated financial statements. In addition, the equity method of accounting has been suspended due to its negative equity resulting from the accumulated deficit for the current year. However, unrecognized loss arising form the discontinuation of the equity method is recorded as allowance for doubtful accounts (see Note 16).

(e)	Due to the acquisition of significant influence by purchasing additional shares during the current year, POSREC was included in the consolidation.

(f)	Equity method is not applied to KOBRASCO due to its negative net asset value as of December 31, 2002. Unrecognized loss arising from the discontinuation of the equity method amount to Won8,951 million.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Investment Securities, Continued:

Equity Method Investments, Continued -

The details of equity method valuation are as follows:

	Millions of Korean Won

		Valuation
	2001	gain or loss	Other	2001	Valuation gain	Other	2002
	Beginning	using equity	increase or	Ending	or loss using	increase or	Ending
	balance	method	decrease(*)	balance	equity method	decrease(*)	balance

POSVEN	–	–	–	–	(134,501)	134,501	—
Korea Daily News	37,726	(16,549)	2,541	23,718	(3,415)	(6,553)	13,750
eNtoB Corporation	3,508	(804)	–	2,704	(225)	100	2,579
KOBRASCO	–	(1,162)	14,454	13,292	(15,827)	2,535	—
Fujiura Butsuryu Center Co., Ltd.	737	(44)	(57)	636	(84)	1	553
USS-POSCO Industries	126,467	(8,079)	6,444	124,832	22,678	(27,531)	119,979
Suzhou Dongshin Color Metal Sheet Co., Ltd.	2,078	584	121	2,783	1,127	(304)	3,606
POSCHROME	3,688	639	(1,200)	3,127	922	330	4,379
Shunde Xingpu Steel Center Co., Ltd.	2,477	50	137	2,664	608	(280)	2,992
POS-HYUNDAI STEEL	1,126	108	9	1,243	232	(96)	1,379
POSCO Bioventures LP	–	–	–	–	(284)	10,304	10,020
MSPI	–	–	–	–	–	1,467	1,467
POS-MMIT	–	–	–	–	–	2,308	2,308
POSREC	–	1,296	16,903	18,199	–	(18,199)	—

Total	177,807	(23,961)	39,352	193,198	(128,769)	98,583	163,012

(*) Other increase or decrease represent fluctuation of investment securities due to acquisition (disposition) in the current period, dividend received, valuation gain or loss on investment securities, changes in retained earnings and others.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Investment Securities, Continued:

Equity Method Investments, Continued -

Details on the elimination of unrealized gain or loss are as follows:

	Millions of Korean Won

	2001			2002

	Current	Tangible and		Current	Tangible and
	assets	intangible assets	Total	assets	intangible assets	Total

eNtoB Corporation	3	–	3	11	–	11
KOBRASCO	1,236	–	1,236	–	–	—
Fujiura Butsuryu Center Co., Ltd.	12	–	12	6	–	6
Suzhou Dongshin Color Metal Sheet Co., Ltd.	50	–	50	–	–	—
POSCHROME	228	–	228	93	–	93

	1,529	–	1,529	110	–	110

Debt Security Investments -

Investments in debt securities as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Government and municipal bonds	11,406	11,486
Bonds of financial institutions	213,866	116,717

	225,272	128,203

The Company provided certain financial bonds, amounting to Won31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area (see Note 12).

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Investment Securities, Continued:

Other investments as of December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

	Book value	Acquisition cost	Book value

Investments in capital	7,775	6,153	4,343
Stock Market Stabilization Fund(*)	7,775	6,153	4,343
Contractor Financial Fund	12,167	12,472	12,472
POSTEC Venture Fund 2 and others	12,249	12,709	12,709

	32,191	31,334	29,524

(*) Due to the recovery of an impairment on its investments, the Company recorded a gain on investments amounting to Won758 million for the year ended December 31, 2002.

POSCO transferred its existing 25.26 percent of Shinsegi Telecomm’s stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm’s stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. POSCO received 5,795 thousand shares, or 6.5 percent, of SK Telecom’s stock in return on April 27, 2000. POSCO’s accounting policy is to use average cost basis to compute the gain and loss on sales of securities. POSCO acquired its initial shares in Shinsegi Telecomm in 1994. The application of the average cost basis on this transaction resulted in a gain on disposal of investments (extraordinary income)of Won952,644 million, computed based on the market price of SK Telecom’s stock as of the transaction closing date. Prior to the above transaction, under an investment agreement, POSCO acquired 23.527 percent of Shinsegi Telecomm’s stock from Kolon Group on December 20, 1999 and sold it to SK Telecom on December 21, 1999, which resulted in a gain on disposal of investments of approximately Won500.9 billion, based on the average cost of all shares held as of that date.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Property, Plant and Equipment:

Property, plant and equipment as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Buildings and structures	4,662,782	4,751,118
Machinery and equipment	17,310,023	17,863,238
Tools	243,398	299,925
Vehicles	150,636	150,986
Furniture and fixtures	185,046	165,045

	22,551,885	23,230,312
Less: Accumulated depreciation	(14,745,442)	(15,698,572)
Less: Accumulated impairment	(2,786)	(2,786)

	7,803,657	7,528,954

Land	1,263,404	1,250,850
Less: Accumulated impairment	(565)	(565)

	1,262,839	1,250,285

Construction in progress	1,634,451	1,785,348
Less: Accumulated impairment	(100,181)	(240,014)

	1,534,270	1,545,334

	10,600,766	10,324,573

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Property, Plant and Equipment, Continued:

The value of land based on the posted price issued by the Korean tax authority amounted to Won2,687,951 million and Won2,657,498 million as of December 31, 2001 and 2002, respectively.

As of December 31, 2001 and 2002, property, plant and equipment are insured against fire and other casualty losses up to Won4,562,308 million and Won4,538,778 million, respectively. In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.

In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of its property, plant and equipment by Won4,008 billion as of December 31, 1989 and December 31, 2000, respectively. The revaluation surplus, net of related tax and transfers to retained earnings amounting to Won788 billion, were credited to capital surplus, a component of shareholders’ equity (see Note 17).

Construction in-progress included in property, plant and equipment includes capital investments in Kwangyang No. 2 Minimill. By a resolution of the Board of Directors at a meeting held in May 1998, the construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia Pacific region. The Company recognized impairment loss on capital investment in Kwangyang No. 2 Minimill amounting to Won53,951 million and Won139,833 million for the years ended December 31, 2001 and 2002, respectively.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Intangible Assets:

Intangible assets, net of accumulated amortization, as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Goodwill	11,658	1,316
Intellectual property rights	328	266
Port facilities usage rights	148,911	134,209
Organization costs	9,396	2,609
Development costs	27,004	44,991
Internally used software	197,624	189,829
Land usage rights	45,852	42,017
Others	49,935	59,575

	490,708	474,812

Port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan.

Details of intangible assets for the years ended December 31, 2001 and 2002 are as follows:

	Millions of Korean Won

	2001	2002

Beginning balance(*)	454,108	491,045
Increase	97,547	96,676
Decrease	60,947	112,909

Ending balance	490,708	474,812

(*) In addition, due to inclusion of POSREC in the consolidated financial statements during the current year, other intangible assets amounting to Won337 million are included in the beginning balance of intangible assets for the year ended December 31, 2002.

As of December 31, 2001 and 2002, accumulated amortization of intangible assets amounts to Won446,054 million and Won535,479 million, respectively.

The Company expensed research and development costs amounting to Won199,790 million and Won202,102 million for the years ended December 31, 2001 and 2002, respectively. For the years ended December 31, 2001 and 2002, the company recorded research and development costs as cost of goods sold amounting to Won169,132 million and Won161,475 million, respectively, and selling and administrative expenses, amounting to Won30,658 million and Won40,627 million, respectively.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Other Assets:

Other assets as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Other current assets
Short-term loans	111,118	37,456
Accrued income	91,359	41,548
Advance payments	44,115	59,472
Prepaid expenses	13,227	7,746
Others	16,626	42,003
Less: Allowance for doubtful accounts	(200)	(2,726)

	276,245	185,499

Other long-term assets
Group severance insurance deposits	479	—
Others (Note 16)	98,902	311,748
Less: Allowance for doubtful accounts(*)	(315)	(237,447)
Present value discount	(11,952)	(59)

	87,114	74,242

(*) The significant increase in allowance for doubtful accounts in 2002 is due to the payments made by the Company on behalf of POSVEN (see Note 16).

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Short-term Borrowings and Current Portion of Long-term Debt:

Short-term borrowings as of December 31, 2001 and 2002 consist of the following:

	2002	Millions of Korean Won

	Annual interest
Financial institutions	rate (%)	2001	2002

Won currency borrowings:
Korea Development Bank and others	4.13 ~ 6.14	41,440	84,442

Foreign currency borrowings:
Thai Farmers Bank	7.25	734	211
Bank of America and others	0.60 ~ 8.00	675,880	503,302
	LIBOR + 0.50 ~ 1.10

		676,614	503,513

		718,054	587,955

Current portion of long-term debt as of December 31, 2001 and 2002 consist of the following:

	2002	Millions of Korean Won

	Annual interest
Financial institutions	rate (%)	2001	2002

Debentures:
Domestic and foreign debentures	0.54 ~ 9.00	1,201,811	1,255,671
Less: Discount on debentures issued		(2,834)	(4,321)

		1,198,977	1,251,350
Won currency borrowings:
Korea Development Bank and others	1.00 ~ 9.90	1,816	2,052
Foreign currency borrowings:
Citibank and others	0.96 ~ 8.28	202,826	65,157
	LIBOR + 0.60 ~ 0.80
Lease payment:
IBM Korea and others	5.90	1,750	972

		1,405,369	1,319,531

Certain current assets, investments and property, plant and equipment are pledged as collateral for the above borrowings (see Notes 3, 5, and 12).

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Long-term Debt:

Long-term borrowings as of December 31, 2001 and 2002 are as follows:

	2002		Millions of Korean Won

	Annual interest
Financial institutions	rate (%)	Maturity	2001	2002

Won currency borrowings:
Shinhan Bank	4.25 ~ 5.50	2007-2010	1,153	4,382
Korea Development Bank	1.00 ~ 9.90	2003-2008	4,117	5,139
Korea Exchange Bank	5.53	2010	2,008	2,497
Others	3.00 ~ 9.90	2003-2019	1,032	712
Less: Current portion			(1,816)	(2,052)

			6,494	10,678

Foreign currency borrowings:
Citibank (US$)	LIBOR+0.6	2004	464,135	180,060
Sumitomo Bank (US$ and EUR)	LIBOR+0.8	2010	81,129	69,677
Commerzbank and others (US$, JPY and EUR)	2.00 ~ 6.97	2004-2007	80,291	49,699
Bank of China (CNY)	LIBOR+0.85	2003-2006	49,712	28,509
I.B.J. (JPY)	3.03 ~ 4.90	2004-005	48,270	33,162
Hanmi Bank (JPY)	1.61	2005	—	19,944
Development Bank of Japan (JPY)	4.60	2009	15,504	13,613
Others (US$, JPY and EUR)	0.75 ~ 8.28,
	LIBOR+0.6 ~ 0.625	2003-2006	163,741	80,264

			902,782	474,928
Less: Current portion			(202,826)	(65,157)

			699,956	409,771

Debentures:
Domestic debentures	5.00 ~ 9.00	2003-2007	2,576,000	2,266,010
Yankee bonds	6.63 ~ 7.38	2003-2006	1,377,233	972,224
Samurai bonds	1.44 ~ 1.84	2003-2006	807,520	810,296
Others	0.54	2004	1,009	1,013

			4,761,762	4,049,543
Less: Current portion			(1,201,811)	(1,255,671)
Discount on debentures issued			(30,945)	(20,306)

			3,529,006	2,773,566

			4,235,456	3,194,015

Certain current assets, investments, and property, plant and equipment are pledged as collateral for the above borrowings (see Notes 3, 5, 8 and 16).

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Long-term Debt, Continued:

Contractual maturities of long-term debt outstanding as of December 31, 2002 are as follows:

	Millions of Korean Won

		Local currency	Foreign currency
Year	Debentures	borrowings	borrowings	Total

2003	1,255,671	2,052	65,157	1,322,880
2004	789,750	1,558	236,788	1,028,096
2005	987,958	3,014	96,200	1,087,172
2006	1,016,164	1,745	21,336	1,039,245
2007	—	4,239	21,747	25,986
Thereafter	—	122	33,700	33,822

	4,049,543	12,730	474,928	4,537,201

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Long-term Debt, Continued:

Details of assets pledged as collateral for short-term and long-term borrowings as December 31, 2001 and 2002 are as follows:

		Millions of Korean Won

	Financial institutions	2001	2002

Land	Shinhan Bank and others	32,842	43,261
Buildings and structures	Kookmin Bank and others	16,440	25,710
Machinery and equipment	Industrial and
	Commercial
	Bank of China and
	others	48,376	67,061
Cash and cash equivalents(*)	Woori Bank and others	38,951	6,355
Trade accounts and notes	Comerica Bank and
receivable	others	123,970	124,191
Others(**)	Korea Development
	Bank and others	—	41,142

		260,579	307,720

(*) Includes short-term and long-term financial instruments provided as collateral.

(**) The Company provided financial bonds of Industrial Bank of Korea, amounting to Won31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area (see Note 7).

Details of loans from foreign financial institutions covered by guarantees provided by financial institutions as December 31, 2001 and 2002 are as follows:

	Amount guaranteed

	2001		2002

		Won equivalent		Won equivalent
Financial institutions	Foreign currency	(In Millions)	Foreign currency	(In Millions)

Korea Development Bank	US$2,021,582	2,681	US$695,761	835
	JPY 470,220,000	4,746	JPY 161,834,050	1,639
	EUR 9,055,039	10,618	EUR 8,502,876	10,691

		18,045		13,165

Korea Exchange Bank	JPY 246,090,961	2,484	—	—
	US$1,058,001	1,403	—	—

		3,887		—

		21,932		13,165

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Capital Lease and Operating Lease Agreement:

Capital Lease -

As of December 31, 2002, the Company acquired certain tools and equipment under capital lease agreements, with acquisition cost amounting to Won6,143 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms.

The Company’s depreciation expenses, with respect to above lease agreement, for the year ended December 31, 2002 amounted to Won1,536 million.

Future minimum lease payments under capital lease agreements amounting to Won972 million, net of interest amounting to Won20 million, will be fully paid in 2003 at its maturity.

Operating Lease -

As of December 31, 2002, the Company acquired certain tools and equipment under operating lease agreements from Macquarie IT KOREA Lease Company and others. Future lease payments under the above lease agreements are as follows:

Millions of Korean Won

2003	24,649
2004	14,556
2005	5,831
2006	235
2007	235
Thereafter	257

45,763

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Accrued Severance Benefits:

Details of accrued severance benefits for the year ended December 31, 2002 are as follows:

	Millions of Korean Won

	Accrued severance	National Pension	Group severance
	benefits	Fund	insurance deposits	Total

Beginning balance(*)	150,257	(2,268)	(78,539)	69,450
Increase	119,337	(1)	(76,961)	42,375
Decease	14,469	(152)	(5,964)	8,353

Ending balance	255,125	(2,117)	(149,536)	103,472

(*) In addition, due to the inclusion of POSREC in the consolidated financial statements during the current year, the beginning balance of accrued severance benefits, net of National Pension Fund and group severance insurance deposits, amounting to Won605 million are included in the beginning balance of the consolidated financial statements for the year ended December 31, 2002.

15.	Other Liabilities:

Other liabilities as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Other current liabilities
Advances received	156,248	230,273
Unearned revenue	1,452	2,226
Others	29,258	27,877

	186,958	260,376

Other long-term liabilities
Reserve for allowance	10,093	12,068
Others	83,695	91,811

	93,788	103,879

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Commitments and Contingencies:

As of December 31, 2001 and 2002, contingent liabilities for outstanding guarantees provided between the related companies for the repayment of loans of affiliated companies are as follows:

			2001	2002

				Amount guaranteed
			Won equivalent	(In U.S. Dollars and in	Won equivalent
Grantors	Entity being guaranteed	Financial institutions	(In Millions)	Millions of Korean Won)	(In Millions)

POSCO	KOBRASCO	Citibank and others	53,044	US$13,333,333	16,005
	VPS	Credit Lyonnais	4,355	2,463,709	2,957
	POSAM	Bank of America	99,458	35,000,000	42,014
	POS-HYUNDAI STEEL	India Development Bank and others	649	242,043	291
	POS-Investment	Sumitomo Bank and others	94,731	55,177,826	66,235
	Zhangjiagang Pohang
	Stainless Steel Co., Ltd.	Bank of China	29,729	22,418,649	26,911
	Changwon Specialty Steel
	Co., Ltd.	–	773	—	—
	POSVEN	–	35,274	—	—
POSCO E & C	IBC Corporation	Shinhan Bank and others	91,448	72,309,000	86,800
	Shanghai Real Estate
	Development Co., Ltd.	Korea Development Bank	70,450	46,000,000	55,218
	POSLILAMA Steel
	Structure Co., Ltd.	Korea Development Bank	1,652	2,000,000	2,401
POSTEEL	Suzhou Dongshin Color
	Metal Sheet Co., Ltd.	Woori Bank	—	6,902	6,902
	PIO	Korea Exchange Bank and others	27,142	50,644	50,644
	POS-Tianjin Coil Center
	Co., Ltd.	Shinhan Bank	7,050	6,362	6,362
	CCL	–	921	—	—
	POS-HYUNDAI STEEL	Industrial Development Bank of India	870	1,125	1,125
	POS-THAI Service
	Steel Center Co., Ltd.	Hana Bank	4,284	7,751	7,751
POSCO Investment	SHUNDE Pohang	Industrial & Commercial
Co., Ltd.	Coated Steel Co., Ltd.	Bank of China	—	US$15,000,000	18,006
	Zhangjiagang Pohang
	Stainless Steel Co., Ltd.	BOA	—	5,000,000	6,002
PIO	Fujiura Butsuryu Center
	Co., Ltd.	Korea Exchange Bank and others	7,191	7,048	7,048
	POSMETAL Co., Ltd.	–	303	—	—
POA	Suzhou Dongshin Color
	Metal Sheet Co., Ltd.	–	1,326	—	—

				US$268,944,560

			530,650	79,832	402,672

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Commitments and Contingencies, Continued:

As of December 31, 2002, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount guaranteed
			(In U.S. Dollars and in	Won equivalent
Grantors	Entity being guaranteed	Financial institutions	Millions of Korean Won)	(In Millions)

POSCO	Dae Kyeong Special	Korea Development	US$3,249,470	8,304
	Steel Co., Ltd.	Bank	4,403
	DC Chemical Co., Ltd.	LG-Caltex Gas	2,242	2,242
	S U S	J-EXIM	US$12,045,750	14,460
POSCO E & C	Keumseki Distribution	Hansol Mutual Savings
	Co., Ltd.	Bank and others	45,000	45,000
	Desan Enterprise	Samsung Life Insurance Company	39,000	39,000
	Handokic Card Co.,	Chohung Bank and
	Ltd. and others	others	50,066	50,066

			US$15,295,220

			140,711	159,072

As of December 31, 2002, the Company has provided seventeen blank promissory notes and others to the Bank of China and other financial institutions as collateral for outstanding loans.

The Company is named as a defendant in various domestic and foreign legal actions arising from the normal course of business. The aggregate amounts of domestic and foreign claims with the Company as the defendant amounted to approximately Won107,875 million and US$14,733,587 (one claim with an unsettled amount as of December 31, 2002) in fifteen cases, respectively, which are pending as of December 31, 2002. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of December 31, 2002, 165 million tons of iron ore and 33 million tons of coal remained to be purchased under such long-term contracts.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Commitments and Contingencies, Continued:

POSCO E & C provides guarantees for the performance of construction contracts to Samsung Corporation and other companies amounting to Won942,859 million, and Samsung Corporation and other five companies provide guarantees for the performance of construction contracts and payment for borrowings to POSCO amounting to Won484,287 million.

In addition, POSCO E & C entered into an agreement with Arabia Corporation (“ARCO”) to build a plant. However, due to the disputes over technical issues the issuance of Performance Acceptance Certificate and Final Acceptance Certificate are being delayed by ARCO. Accordingly, the payment is also being delayed by ARCO and the dispute between POSCO E & C and ARCO, with respect to settlement of final payment, was submitted to the international arbitration committee and is pending as of December 31, 2002. In relation to the performance guarantees for the construction contracts, P-Bond deposits amounting to Won16,444 million was deposited in the Bank of New York, and the safeguarding of this deposit is being requested to the arbitration committee. However, due to the uncertain collectibility, the Company recorded related receivables and P-Bond deposits amounting to Won26,078 million, net of performance reserve, as an allowance for doubtful accounts.

As of December 31, 2002, Pohang Coated Steel Co., Ltd., POSDATA Co., Ltd. and POSCO Machinery & Engineering Co., Ltd., have outstanding balances of discounted notes amounting to Won10,037 million, Won7,882 million and Won5,808 million, respectively, and POSCO E & C has an outstanding balance of endorsed notes amounting to Won45,000 million. Additionally, as of December 31, 2002, Posteel Co., Ltd. has an unsettled delivery acceptance balance in relation to exports amounting to US$21,006,469 and delivery payments amounting to JPY174,848,475 and US$581,502.

For the year ended December 31, 2002, the Company paid a tax penalty amounting to Won29,908 million in connection with the timing of an interim settlement for severance benefits payment during the prior year. Also, the Company paid value-added tax amounting to Won3,065 million in relation to Kwangyang Community Center, a contributed building, which will be used by the Company for a certain period of time, with the title being transferred to the other party. These payments were recorded as other current assets. As of December 31, 2002, the Company has appealed to the National Tax Tribunal for tax refunds totaling Won32,973 million that has been paid by the Company.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Commitments and Contingencies, Continued:

The Company paid US$159,600,000 on behalf of POSVEN on June 19, 2001, an affiliate, which is 58.63% owned by the Company. This payment represented 58.63% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagreed as to which company is responsible for the payment of the US$53,200,000 amount due. In the meantime, both companies agreed that each would pay half of the amount until the dispute is resolved. The Company, therefore, made a payment of US$26,600,000. Should the dispute be resolved in Raytheon’s favor, the Company may be required to reimburse Raytheon for its US$26,600,000 debt payment made on behalf of POSVEN. In addition, should the dispute be resolved in Raytheon’s favor, each shareholder of POSVEN, including the Company, will be required to proportionally take over 10% of equity owned by Raytheon, which amounts to US$11,200,000 as of December 31, 2002.

In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was approved. Accordingly, the payment amounting to Won236,858 million (US$186,200,000) made on behalf of POSVEN and recorded as other investment, is fully reserved as part of allowance for doubtful accounts as of December 31, 2002. For the year ended December 31, 2002, in relation to receivables from POSVEN, other bad debt expense and valuation loss using the equity method of accounting for investment securities amounted to Won132,904 million and Won134,501 million, respectively.

POSCO has guaranteed usage of bulk carriers with Keo Yang Shipping Co., Ltd. in order to ensure transportation of raw materials through 2010.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

17.	Capital Surplus:

Capital surplus as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Revaluation surplus	3,240,018	3,220,275
Additional paid-in capital	463,825	463,825
Others	155,186	113,637

	3,859,029	3,797,737

18.	Retained Earnings:

Retained earnings as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Appropriated
Legal reserve	241,202	241,201
Other legal reserve	654,867	746,667
Voluntary reserve	6,020,323	7,181,845
Unappropriated	49,797	49,786

	6,966,189	8,219,499

Legal Reserve -

The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.	Retained Earnings, Continued:

Other Legal Reserve -

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Voluntary Reserve -

The Company appropriates a certain portion of retained earnings, such as reserve for business rationalization, reserve for business expansion and appropriated retained earnings for dividends, pursuant to a shareholder resolution, as a voluntary reserve. This reserve may be transferred to unappropriated retained earnings by the resolution of shareholders, and may be distributed as dividends after its reversal.

Additional Losses of Minority Interest -

Accumulated deficit of POSLILAMA Steel Structure Co., Ltd., an affiliate included in the consolidated financial statements, resulted in losses in excess of minority interest amounting to Won2,321 million, Won2,037 million and Won2,495 million, for the years ended December 31, 2000, 2001 and 2002, respectively. The additional losses are deducted from the consolidated retained earnings to be charged to the controlling company. The Company plans to add any profits resulting from POSLILAMA Steel Structure Co., Ltd. to the controlling company’s equity until it recovers the amount of loss in excess of minority interest.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

19.	Dividends:

Details of dividends for the years ended December 31, 2000, 2001 and 2002 are as follows:

Interim dividends (ex-dividend date: June 30, 2000, 2001 and 2002)

	2000	2001	2002

Number of shares	83,648,929	81,601,759	81,683,875
Dividend ratio	10%	10%	10%
Dividend amount (in millions of Korean Won)	41,824	40,800	40,842

Year-end cash dividends (ex-dividend date: December 31, 2000, 2001 and 2002)

	2000	2001	2002

Number of shares	81,439,955	81,623,759	81,738,519
Dividend ratio	40%	40%	60%
Dividend amount (in millions of Korean Won)	162,880	163,248	245,216

Details of the dividend payout ratio and dividend yield ratio are as follows:

	2000	2001	2002

Dividend payout ratio	12.53%	24.13%	26.26%
Dividend yield ratio	3.27%	2.05%	2.85%

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

20.	Capital Adjustments:

Capital adjustments as of December 31, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2001	2002

Treasury stock	(1,185,404)	(915,995)
Valuation gain on investment securities	(79,172)	(386,347)
Cumulative foreign currency translation adjustment	138,920	97,968
Others (Note 22)	652	—

	(1,125,004)	(1,204,374)

For the stabilization of the stock price, retirement of stock and completion of privatization, the Company holds 8,221,266 shares of its own common stock amounting to Won824,852 million and 822,010 shares of specified money in trust amounting to Won91,143 million as of December 31, 2002. The treasury is carried at acquisition cost.

POSCO retired 2,891,140 and 2,807,690 shares of treasury stock with the approval of the Board of Directors on August 25, 2001 and November 20, 2002, respectively.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code as of December 31, 2002. In addition, the Company sold 634 thousand shares of treasury stock to the employee stock ownership association and the difference between the fair value and the sales proceeds amounting to Won40,168 million was expenses.

Details of treasury stock for the years ended December 31, 2000, 2001 and 2002 are as follows:

	Million of Korean Won except for shares in thousand

	2000		2001		2002

	Shares	Amount	Shares	Amount	Shares	Amount

Beginning balance	5,098	473,951	15,042	1,470,903	11,966	1,185,404
Increase (decrease), net	9,944	996,952	(3,076)	(285,499)	(2,923)	(269,409)

Ending balance	15,042	1,470,903	11,966	1,185,404	9,043	915,995

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Stock Option Plan:

POSCO granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant

Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002
Exercise price	Won98,400 per share	Won135,800 per share	Won115,600 per share
Number of shares	488,000 shares	60,000 shares	22,000 shares
Cancelled option	10,000 shares	—	—
Exercise period	July 24, 2003 ~ July 23, 2008	April 28, 2004 ~ April 27, 2009	Sept. 19, 2004 ~ Sept. 18, 2009
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

POSCO applied the intrinsic value method to calculate the compensation cost related to the stock options and such compensation costs are amortized over the vesting period of the stock grants.

The compensation costs for stock options granted to employees and executives recognized for the year ended December 31, 2002 and for the future periods are as follows:

	Millions of Korean Won

	1st Grant	2nd Grant	3rd Grant	Total

2001	1,790	—	—	1,790
2002	6,477	—	20	6,497
2003	3,200	—	119	3,319

	11,467	—	139	11,606

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Stock Option Plan, Continued:

The details of the stock options granted by POSDATA Co., Ltd. as of December 31, 2002 are as follows:

1st Grant

Grant date	April 17, 2002
Exercise price	25,400 per share
Number of shares	138,000 shares
Exercise period	April 18, 2004 ~ April 17, 2009
Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

No stock compensation expense was recognized by POSDATA Co., Ltd. for the year ended December 31, 2002, since the exercise price was greater than the fair market value on the grant date.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Stock Option Plan, Continued:

The assumptions applied by POSCO to estimate the fair value of each option on the date of grant using the Black-Scholes option pricing model are as follows:

	1st Grant	2nd Grant	3rd Grant

Expected volatility	0.65	0.59	0.56
Risk free interest rate	5.56%	6.24%	5.34%
Expected option life	2.00	2.00	2.00
Total compensation cost (in millions of Korean Won)	223,896	2,418	895
Compensation costs per share (in Korean Won)	32,974	41,969	42,366

The details of pro-forma net income and earnings per share, when the fair market value method is applied on stock option plan using the Black-Scholes option pricing model, are as follows:

	Millions of Korean Won

	2001		2002

	As reported	Pro forma	As reported	Pro forma

Compensation expense	1,790	3,477	6,497	8,836
Net income	845,679	843,992	1,089,288	1,086,949
Basic and diluted earnings per share (in Korean Won)	10,366	10,346	13,295	13,266

The details of pro-forma effect on expected compensation cost in 2003 and 2004, when the fair market value method is applied on stock option plan using the Black-Scholes option pricing model, are as follows:

	Millions of Korean Won

	1st Grant	2nd Grant	3rd Grant	Total

2003	4,406	1,207	447	6,060
2004	—	387	320	707

	4,406	1,594	767	6,767

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Derivatives:

The Company has entered into cross currency swap agreements to reduce interest rates and currency risks and currency forward contracts with financial institutions to hedge the fluctuation risk of future cash flows. The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2000 and related contracts outstanding as of December 31, 2000 are as follows:

				Millions of Korean Won

	Type of	Purpose of	Financial	Valuation	Valuation	Transaction	Transaction
Company	transaction	transaction	institutions	gains	losses	gains	losses

			Bank of
		Fair market	America
POSCO	Currency swap	value hedge	and others	14,966	49,183	—	—
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank	—	—	180	44

				14,966	49,183	180	44

The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2001 and related contracts outstanding as of December 31, 2001 are as follows:

				Millions of Korean Won

	Type of	Purpose of	Financial	Valuation	Valuation	Transaction	Transaction
Company	transaction	transaction	institutions	gains(*)	losses	gains	losses

			Bank of
		Fair market	America
POSCO	Currency swap	value hedge	and others	—	—	12,462	—
		Cash flow hedge	Bank of America
POSCO	Currency forward	or trading	and others	652	—	—	20,981
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank	5	25	40	64
Pohang Coated Steel Co., Ltd.	Currency forward	Fair market value hedge	Shinhan Bank	163	510	1,324	—

				820	535	13,826	21,045

(*) The valuation gain amounting to Won652 million with respect to the currency forward contracts to hedge the fluctuation risk of future cash flows was recorded as a capital adjustment.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Derivatives, Continued:

The gains and losses on currency swap and currency forward contracts for the year ended December 31, 2002 and related contracts outstanding as of December 31, 2002 are as follows:

				Millions of Korean Won

	Type of	Purpose of	Financial	Valuation	Valuation	Transaction	Transaction
Company	transaction	transaction	institutions	gains(*)	losses	gains	losses

POSCO	Currency swap	Fair market value hedge	Citibank and others	—	11,775	—	—
		Cash flow hedge	Bank of America
POSCO	Currency forward	or trading	and others	—	—	—	2,796
POSCO E & C	Currency forward	Fair market value hedge	Citibank	569	—	1,884	54
Posteel Co., Ltd.	Currency forward	Trading	Koram Bank	—	—	14	6
Pohang Coated		Fair market
Steel Co., Ltd.	Currency forward	value hedge	Shinhan Bank	—	—	11,236	472
POSCO
Refractories &		Fair market value	Korea Development
Environment	Currency forward	hedge	Bank	—	—	26	48

				569	11,775	13,160	3,376

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	Selling and Administrative Expenses:

Selling and administrative expenses for the years ended December 31, 2000, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2000	2001	2002

Transportation and storage	335,693	406,182	404,771
Salaries	83,565	101,889	130,226
Depreciation and amortization	38,492	63,726	72,049
Welfare	37,914	48,906	62,002
Fees and charges	35,274	40,551	53,417
Research and development expenses	23,090	30,658	40,627
Advertising	18,584	23,860	36,886
Sales commissions	17,206	17,515	18,324
Severance benefits	20,096	11,334	16,058
Travel	10,712	13,289	14,822
Rent	6,980	6,608	12,430
Training	5,014	8,047	10,919
Repairs	1,411	5,235	8,149
Taxes and public dues	7,720	9,244	8,072
Sales promotions	3,835	3,953	5,769
Office supplies	4,380	6,528	6,819
Entertainment	4,180	5,153	6,595
Stock compensation expense (Note 21)	—	1,790	6,497
Provision for doubtful accounts	30,072	9,289	6,410
Vehicle expenses	3,474	4,754	5,828
Membership fees	5,249	5,800	5,590
Communications	3,353	3,463	3,767
Subscriptions and printing	2,747	2,916	3,072
Insurance	1,485	1,495	1,844
Utilities	2,004	2,000	1,733
Others	15,573	19,884	24,115

	718,103	854,069	966,791

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Donations:

Donations contributed by the Company for the years ended December 31, 2000, 2001 and 2002 consist of the following:

	Millions of Korean Won

	2000	2001	2002

POSCO Educational Foundation	39,585	36,500	37,800
Pohang University of Science and Technology	300,000	—	3,000
Employees welfare fund	33,000	33,000	—
Support for local community and others	76,262	13,695	9,347

	448,847	83,195	50,147

25.	Income Taxes:

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 30.8 % in 2000 and 2001, and 29.7% in 2002.

Income tax expense for the years ended December 31, 2000, 2001 and 2002 consists of the following:

	Millions of Korean Won

	2000	2001	2002

Current income tax	662,767	311,920	522,171
Deferred income tax(*)	25,964	25,543	(123,866)

	688,731	337,463	398,305

(*) POSAM and fourteen other overseas subsidiaries recorded taxes payable for the year ended December 31, 2002 as income tax expense in accordance with the applicable tax laws.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

25.	Income Taxes, Continued:

The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

	Millions of Korean Won

	2000	2001	2002

Net income before income tax expense	2,331,081	1,174,673	1,507,437
Statutory tax rate (%)	30.80	30.80	29.70

Income tax expense computed at statutory rate	717,973	361,799	447,709
Tax credit of POSCO(*)	(63,255)	(61,258)	(80,829)
Others, net(**)	34,013	36,922	31,425

Income tax expense	688,731	337,463	398,305

Effective rate (%)	29.55	28.73	26.42

(*) Tax credit consists of investment tax credit, purchasing card tax credit and others.

(**) Others consist of permanent differences and others.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Earnings Per Share:

Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted average number of common shares outstanding during the year.

	Number of shares	Number of shares in	Number of days	Weighted number of
Period	issued(*)	treasury stock(**)	outstanding	shares

2002.1.1~2002.11.21	93,589,485	(11,633,578)	325	26,635,669,775
2002.11.22~2002.12.31	90,781,795	(9,043,276)	40	3,269,540,760

				29,905,210,535

(*) On November 22, 2002, in accordance with the approval of the Board of Directors on November 20, 2002, the Company retired 2,807,690 shares of treasury stock.

(**) Weighted average

Weighted average number of common shares for the year ended December 31, 2000	31,254,057,600 ÷ 366 = 85,393,600
Weighted average number of common shares for the year ended December 31, 2001	29,776,820,815 ÷ 365 = 81,580,331
Weighted average number of common shares for the year ended December 31, 2002	29,905,210,535 ÷ 365 = 81,932,084

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Earnings Per Share, Continued:

Earnings per share for the years ended December 31, 2000, 2001 and 2002 are calculated as follows:

	Millions of Korean Won

	2000	2001	2002

Net income	1,633,667	845,679	1,089,288
Weighted average number of shares of common stock	85,393,600	81,580,331	81,932,084

Earnings per share in Korean Won	19,131	10,366	13,295

Diluted Earnings Per Share -

Diluted earnings per share for the year ended December 31, 2002 are the same as basic earnings per share, since there is no dilution effect resulting from stock option plan as of December 31, 2002.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Foreign Currency Translation:

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2002 are as follows:

			Won equivalent
	Foreign currency		(In Millions)

Assets:
Cash and cash equivalents(a)	US$	72,827,360	87,422
	JPY	287,019,608	2,907
	EUR	106,388	134
	Overseas subsidiaries(c)	108,794,345	130,597
Trade accounts and notes receivable	US$	110,707,973	132,894
	JPY	815,486,450	8,260
	EUR	1,190,542	1,497
	Overseas subsidiaries(c)	220,606,551	264,817
Other accounts and notes receivable	US$	197,788	237
	JPY	77,814,049	788
	Overseas subsidiaries(c)	3,759,288	4,513
Short-term loans	US$	870,000	1,044
	Overseas subsidiaries(c)	1,687,554	2,028
Long-term trade accounts and notes receivable	Overseas subsidiaries(c)	44,872	54
Investment securities	US$	28,993,070	34,804
Long-term loans	Overseas subsidiaries(c)	63,174,460	75,853
Guarantee deposits	US$	14,100,989	16,962
	Overseas subsidiaries(c)	490,440	589

	US$	626,254,690
	JPY	1,180,320,107	Won765,400
	EUR	1,296,930

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Foreign Currency Translation, Continued:

	Foreign currency		Won equivalent (In Millions)

Liabilities:
Trade accounts and notes payable	US$	187,806,972	Won 225,443
	JPY	454,956,775	4,608
	EUR	3,030,911	3,811
	Overseas subsidiaries(c)	59,941,257	71,953
Other accounts and notes payable	US$	6,882,694	8,262
	JPY	92,728,233	939
	EUR	7,723	10
	Overseas subsidiaries(c)	5,901,060	7,084
Accrued expenses	US$	77,389,641	92,898
	JPY	1,184,497,963	11,997
	EUR	5,691,534	7,156
	Overseas subsidiaries(c)	7,483,484	8,983
Short-term borrowings	US$	6,813,716	8,179
	JPY	991,080,277	10,038
	Overseas subsidiaries(c)	404,277,692	485,296
Withholdings	JPY	6,430,000	65
	Overseas subsidiaries(c)	1,289,285	1,548
Long-term debt(b,d)	US$	809,916,431	972,224
	JPY	80,000,000,000	810,296
	Overseas subsidiaries(c)	843,777	1,013
Foreign currency loans(d)	US$	4,395,714	5,277
	JPY	6,323,561,468	64,050
	Overseas subsidiaries(c)	77,202,803	106,165
Loans from foreign financial institutions(d)	US$	189,380,163	227,332
	JPY	2,983,289,425	30,217
	EUR	33,313,207	41,887

	US$	1,839,524,689
	JPY	92,036,544,141	Won 3,206,731
	EUR	42,043,375

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Foreign Currency Translation, Continued:

(a)	Cash and cash equivalents, short-term financial instruments and long-term financial instruments are included.

(b)	Represented at face value.

(c)	Currencies other than US$, JPY, and EUR have been converted into US$ and the amounts of overseas subsidiaries are converted into US$.

(d)	Includes current portion of long-term debt.

28.	Related Party Transactions:

Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the years ended December 31, 2000, 2001 and 2002 and the related account balances as of December 31, 2000, 2001 and 2002 are as follows:

	Millions of Korean Won

	Sales(*)			Purchases(*)

Company	2000	2001	2002	2000	2001	2002

POSCO E & C	2,412	3,020	3,089	266,596	623,874	863,525
Posteel Co., Ltd.	1,751,051	1,617,591	1,431,012	9,830	2,111	2,969
POSCON Co., Ltd.		44	40	115,155	124,859	146,872
Pohang Coated Steel Co., Ltd.	263,644	227,154	233,474	4,036	2,125	1,279
POSCO Machinery & Engineering Co., Ltd.	—	220	67	77,726	85,757	87,852
POSDATA Co., Ltd.	—	872	753	122,262	145,403	167,782
POSCO Research Institute	—	1	—	11,493	10,429	10,232
POS-AC Co., Ltd.	—	384	408	6,525	10,533	14,054
Changwon Specialty Steel Co., Ltd.	7,291	4,796	417	64,548	66,206	62,141
POSCO Machinery Co., Ltd.	—	41	40	64,780	64,778	72,194
POSAM	278,607	220,935	—	—	338	473
POSA	—	—	—	123,852	77,168	72,714
POSCAN	—	—	—	48,948	62,060	41,932
POA	—	25	149,590	72,556	52,803	68,047
PIO	—	229	114,561	—	1,550	7,066
POSCO Refractories & Environment	—	54	36	—	133,317	149,185
Others	3,651	137	995	373	91	1,225

	2,306,656	2,075,503	1,934,482	988,680	1,463,402	1,769,542

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Related Party Transactions Continued:

	Millions of Korean Won

	Receivables(**)			Payables(**)

Company	2000	2001	2002	2000	2001	2002

POSCO E & C	32,557	45,560	8,495	70,381	59,945	72,310
Posteel Co., Ltd.	203,918	183,645	186,335		15	900
POSCON Co., Ltd.	5,646	6,961	4,399	26,319	12,542	15,741
Pohang Coated Steel Co., Ltd.	48,510	30,267	25,477	—	121	121
POSCO Machinery & Engineering Co., Ltd.	—	2,425	2,119	15,001	6,817	6,795
POSDATA Co., Ltd.	—	138	118	23,515	18,330	26,908
POSCO Research Institute	—	—	—	3,384	3,277	3,370
Changwon Specialty Steel Co., Ltd.	5	1,602	79	10,709	3,633	12,879
POSCO Machinery Co., Ltd.	—	934	317	13,369	8,562	9,561
POSA	—	—	—	42,091	11,934	587
POA	—	—	16,965	957	3,161	2,960
PIO	—	37	3,092	—	150	231
POSCO Refractories & Environment	—	3	4	—	11,285	16,271
Others	7,481	583	583	1,987	540	801

	298,117	272,155	247,983	207,713	140,312	169,435

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Related Party Transactions, Continued:

Significant transactions, which occurred in the ordinary course of business, with equity method investees for the years ended December 31, 2000, 2001 and 2002 and related account balances as of December 31, 2000, 2001 and 2002 are as follows:

	Millions of Korean Won

	Sales and others(*)			Purchases and others(*)

Company	2000	2001	2002	2000	2001	2002

KOBRASCO	—	—	—	91,835	88,744	94,038
UPI	—	—	291,528	—	—	—
POSCHROME	—	3	—	22,759	29,581	22,937
eNtoB Corporation	—	—	—	—	7,487	15,383
POSVEN	—	—	—	—	3,071	—
Korea Daily News	—	—	—	—	436	310

	—	3	291,528	114,594	129,319	132,668

	Millions of Korean Won

	Receivables(**)			Payables(**)

Company	2000	2001	2002	2000	2001	2002

KOBRASCO	—	—	—	7,725	—	5,065
POSCHROME	—	—	—	1,218	2,660	—
eNtoB Corporation	—	—	—	—	648	1,728
POSVEN	—	172,996	172,996	—	—	—
Korea Daily News	—	—	—	—	14	42

	—	172,996	172,996	8,943	3,322	6,835

(*) Sales and others include sales and non-operating income; purchases and others include purchases and overhead expenses.

(**) Receivables include trade accounts receivable and other accounts receivable; payables include trade accounts payable and other accounts payable

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Related Party Transactions, Continued:

Eliminations of inter-company revenues and expenses for the year ended December 31, 2000 are as follows:

	Millions of Korean		Millions of Korean
Revenues	Won	Expenses	Won

Sales	4,760,761	Cost of goods sold	4,699,722
Interest income	5,192	Interest expense	3,863
		Selling and
		administrative
Rental income	436	expenses	57,755
Others	3,684	Others	8,733

	4,770,073		4,770,073

Eliminations of inter-company revenues and expenses for the year ended December 31, 2001 are as follows:

	Millions of Korean		Millions of Korean
Revenues	Won	Expenses	Won

Sales	4,833,469	Cost of goods sold	4,747,583
Interest income	6,472	Interest expense	6,888
		Selling and
		administrative
Rental income	685	expenses	73,523
Others	6,999	Others	19,631

	4,847,625		4,847,625

Eliminations of inter-company revenues and expenses for the year ended December 31, 2002 are as follows:

	Millions of Korean		Millions of Korean
Revenues	Won	Expenses	Won

Sales	4,602,603	Cost of goods sold	4,485,812
Interest income	1,654	Interest expense	1,678
		Selling and
		administrative
Rental income	594	expenses	88,482
Others	2,798	Others	31,677

	4,607,649		4,607,649

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Related Party Transactions, Continued:

Eliminations of significant inter-company receivables and payables for the years ended December 31, 2000, 2001 and 2002 are as follows:

2000

	Millions of Korean		Millions of Korean
Classification	Won	Classification	Won

Trade accounts and		Trade accounts and
notes payable	441,337	notes receivable	578,614
Short-term borrowings	38,869	Short-term loans	39,896
Other accounts and		Other accounts and
notes payable	139,726	notes receivable	14,906
Long-term debt	70,206	Long-term loans	74,055
Other liabilities	69,397	Other assets	52,064

	759,535		759,535

2001

	Millions of Korean		Millions of Korean
Classification	Won	Classification	Won

Trade accounts and		Trade accounts and
notes payable	389,252	notes receivable	482,204
Short-term borrowings	5,172	Short-term loans	19,395
Other accounts and		Other accounts and
notes payable	104,693	notes receivable	45,551
Long-term debt	49,570	Long-term loans	46,599
Other liabilities	318,263	Other assets	273,201

	866,950		866,950

2002

	Millions of Korean		Millions of Korean
Classification	Won	Classification	Won

Trade accounts and		Trade accounts and
notes payable	353,444	notes receivable	477,520
Short-term borrowings	—	Short-term loans	4,754
Other accounts and		Other accounts and
notes payable	133,431	notes receivable	12,529
Long-term debt	43,551	Long-term loans	38,797
Other liabilities	26,877	Other assets	23,703

	557,303		557,303

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.	Segment and Regional Information:

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2000.

	Millions of Korean Won

				Reconciling
	Steel	Trading	Others	adjustments	Consolidated

Statement of income:
Net sales:
External customers	10,925,940	2,241,294	608,980	—	13,776,214
Inter-segment	2,504,724	1,336,946	970,245	(4,811,915)	—

	13,430,664	3,578,240	1,579,225	(4,811,915)	13,776,214

Operating income	2,224,915	30,581	71,701	(20,734)	2,306,463
Balance sheet:
Inventories	1,698,178	46,591	176,781	(9,907)	1,911,643
Investments	4,019,326	320,500	556,550	(2,046,396)	2,849,980
Property, plant and equipment	9,778,257	180,008	986,289	(408,418)	10,536,136
Intangible assets	377,460	716	58,575	17,357	454,108

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2001.

	Millions of Korean Won

				Reconciling
	Steel	Trading	Others	adjustments	Consolidated

Statement of income:
Net sales:
External customers	10,614,745	2,196,105	310,247	—	13,121,097
Inter-segment	2,245,314	964,793	1,690,496	(4,900,603)	—

	12,860,059	3,160,898	2,000,743	(4,900,603)	13,121,097

Operating income	1,538,188	20,960	98,325	(70,180)	1,587,293
Balance sheet:
Inventories	1,563,656	26,335	156,516	(9,256)	1,737,251
Investments	4,636,043	342,381	629,536	(2,255,036)	3,352,924
Property, plant and equipment	9,922,585	187,868	878,287	(387,974)	10,600,766
Intangible assets	394,588	4,898	146,747	(55,525)	490,708

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.	Segment and Regional Information, Continued:

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the year ended December 31, 2002.

	Millions of Korean Won

				Reconciling
	Steel	Trading	Others	adjustments	Consolidated

Statement of income:
Net sales:
External customers	11,516,625	1,898,282	940,011	—	14,354,918
Inter-segment	2,076,385	686,250	1,859,673	(4,622,308)	—

	13,593,010	2,584,532	2,799,684	(4,622,308)	14,354,918

Operating income	1,972,379	21,789	202,246	(146,547)	2,049,867
Balance sheet:
Inventories	1,470,931	26,933	193,871	(20,289)	1,671,446
Investments	3,925,503	295,959	557,102	(1,898,577)	2,879,987
Property, plant and equipment	10,068,549	217,739	594,364	(556,079)	10,324,573
Intangible assets	391,271	3,444	83,002	(2,905)	474,812

Substantially all of the Company’s operations are for the production of steel products. Net sales and non-current assets by geographic area as of and for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000

	Millions of Korean Won

	Sales	Non-current assets

Korea	9,159,560	12,744,261
Japan	931,622	65,123
China	1,871,968	382,728
Asia/Pacific, excluding Japan and China	854,557	147,965
North America	533,296	161,440
Others	425,211	338,707

	13,776,214	13,840,224

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

29.	Segment and Regional Information, Continued:

	2001

	Millions of Korean Won

	Sales	Non-current assets

Korea	8,507,086	13,195,547
Japan	692,072	55,196
China	2,037,185	486,185
Asia/Pacific, excluding Japan and China	821,662	178,322
North America	385,889	176,106
Others	677,203	353,042

	13,121,097	14,444,398

	2002

	Millions of Korean Won

	Sales	Non-current assets

Korea	9,531,423	12,870,717
Japan	650,029	43,110
China	2,088,735	369,075
Asia/Pacific, excluding Japan and China	1,069,432	236,359
North America	473,289	142,238
Others	542,010	17,873

	14,354,918	13,679,372

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

Reconciliation to U.S. Generally Accepted Accounting Principles—Restated:

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America, as restated (''U.S. GAAP’’). Application of U.S. GAAP would have affected the balance sheets as of December 31, 2000, 2001 and 2002 and net income for the years then ended to the extent described below.

As indicated in note 30(i), the U.S. GAAP reconciliation adjustments as of and for the years ended December 31, 2000 and 2001 have been restated. A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below, taking into consideration the effect of the restatement items.

30.     Significant differences between Korean GAAP and U.S. GAAP:

(a)  Fixed asset revaluation and Special Depreciation

Under Korean GAAP, certain fixed assets were subject to upward revaluations in accordance with the Asset Revaluation Law, with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. When assets are sold, any revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on sale of assets under U.S. GAAP.

In addition, special depreciation recognized prior to 1995 under Korean GAAP for certain energy saving and productivity promotion facilities and equipment is recognized on a straight-line method over the life of the assets under U.S. GAAP.

(b)  Salvage Value

Pursuant to a 1994 tax reform and in accordance with Korean GAAP, the Company elected to depreciate the 10 percent salvage value of all depreciable assets that were fully depreciated at December 31, 1993 over a three-year period starting in 1994. Under U.S. GAAP, property, plant and equipment, net of estimated salvage value, were depreciated over their estimated useful lives.

Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(b)  Salvage Value, Continued

Effective July 1,1995, the Company revised the estimated salvage value of substantially all its fixed assets from 10 percent to zero. This change in estimate was necessitated by changes in technology and estimated removal costs associated with such assets. Amounts previously attributed to salvage value were depreciated over a three-year period for Korean GAAP. A three-year period was chosen in order to conform the financial accounting for this item to the Company’s tax accounting, which used a three-year period as allowed by the Corporate Income Tax Law of Korea. Conforming the financial and tax accounting for the depreciation of amounts previously attributed to salvage value is permitted under Korean GAAP. Under U.S. GAAP, amounts previously attributed in salvage value have been depreciated over the estimated remaining useful lives of the related assets.

In 1999, Korean GAAP was again changed to require that all amounts previously attributed to salvage value be written off during 1999. The Company’s accounting under U.S. GAAP was unaffected.

(c)  Capitalized costs

Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. Net capitalized foreign exchange gains and losses amounted to Won (2,316) million, Won30,298 million and Won20,611 million in 2000, 2001 and 2002, respectively.

In addition, in connection with capitalized interest costs under Korean GAAP, interest is capitalized on specific borrowings related to the construction of all property, plant and equipment incurred prior to completing the acquisition as part of the costs of such assets. Under U.S. GAAP, the Company is required to capitalize the amount that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use. Capital projects that have had their progress halted would suspend the capitalization of interest and would also delay the accumulation of depreciation during the suspense period.

Capitalized interest for the years ended December 31, 2000, 2001 and 2002 are as follows:

	(Millions of Korean Won)
	2000	2001	2002

Capitalized interest	82,948	69,315	64,788
Depreciation of capitalized interest	(72,299)	(73,629)	(73,254)

Net income impact	10,649	(4,314)	(8,466)

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(d)  Reserve for Repairs and Capitalized repairs

Prior to 2002, Korean GAAP permitted the establishment of a reserve for future repair costs associated with the Company’s furnaces to be provided for over the estimated replacement cycle of such facilities. Costs of repairs are then charged to this reserve. As a result of a change in Korean GAAP in 2002 (Note 2), the Company reversed all previously recorded reserve for repairs to beginning retained earnings and commenced expensing such expenditures as incurred. In addition, expenditures made against reserve for repairs are expensed as incurred under Korean GAAP, regardless of the nature of the expenditure. U.S. GAAP requires that repairs that extend an asset’s useful life or significantly increase its value be capitalized when incurred and depreciated. Routine maintenance and repairs are expensed as incurred.

(e)  Intangible Assets

Under Korean GAAP, organization costs, research and development costs and internal use software costs have been recorded as intangible assets and amortized over a period not exceeding 20 years. Under U.S. GAAP, organization costs as well as research and developments costs are generally expensed as incurred. In relation to costs incurred for software developed for internal use, U.S. GAAP requires that costs incurred in the preliminary project stage be expensed as incurred. External direct costs such as material and service, payroll or payroll related costs for employees who are directly associated with the project, and interest costs incurred when developing computer software for internal use, should be capitalized and amortized on a straight-line method over the estimated useful life. Training costs, data conversion costs and general administrative costs should be expensed as incurred.

(f)  Marketable Securities and Investments in Debt and Equity Securities

Under Korean GAAP, investments in debt and equity securities that are held for short-term cash management purposes are included in the “marketable securities” account and reported at fair value with unrealized gains and losses included in current earnings. Investments in publicly traded debt and equity securities that are being held for long-term investment purposes are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Investments in non-publicly traded equity securities are reported at cost. Investments in debt securities that management intends to hold until maturity are carried at amortized cost. If the fair value of an investment permanently declines compared to its acquisition cost as evidenced by events such as bankruptcy, liquidation, negative net asset values and cessation of operations, the carrying value of the debt or equity security is adjusted to fair value, with the resulting valuation loss charged to current operations. If the fair value of the security subsequently recovers, a gain is recognized up to the amount of previously recognized impairment loss.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(f)  Marketable Securities and Investments in Debt and Equity Securities, Continued

For U.S. GAAP purposes, the Company accounts for those investments under the provisions of SFAS No. 115, ''Accounting for Certain Investments in Debt and Equity Securities’’. SFAS No. 115 requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:

A) Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

B) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

C) Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income within shareholders’ equity.

Under U.S. GAAP, declines in fair value of individual investments below their cost that are other-than-temporary result in write-downs of the investments’ carrying value to their fair value. In addition, U.S. GAAP prohibits gain recognition based on subsequent recoveries of previously impaired investments.

Information with respect to marketable securities and available-for-sale debt and equity securities at December 31, 2000, 2001 and 2002 is as follows:

Trading Securities (In millions of Korean Won):

		Net unrealized
As of December 31,	Carrying Value	Gains/Losses	Impairment Loss	Fair Value

2000	945,629	10,847	—	956,476
2001	518,917	11,486	—	530,403
2002	1,196,310	6,366	—	1,202,676

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(f)  Marketable Securities and Investments in Debt and Equity Securities, Continued

Available-for-Sale Securities (In millions of Korean Won):

	As of December 31,

	2000	2001	2002

Book value	2,350,250	2,647,082	2,708,481
Unrealized gains and losses	(197,046)	132,744	(298,640)
Permanent impairment loss	(4,666)	(12,575)	(27,041)

Fair value (Korean GAAP)	2,148,538	2,767,251	2,382,800
Other-than-temporary impairment	(19,323)	(19,323)	(191,435)

Fair value (US GAAP)	2,129,215	2,747,928	2,191,365

(g)  Dividends

Under Korean GAAP, a proposed dividend that is subject to ratification from the Company’s board of directors is recognized as a dividend payable in current liabilities, whereas under U.S. GAAP, only a declared dividend is recorded as a current liability.

(h)  Deferred Income Taxes

In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects that result from differences between the reported Korean GAAP and U.S. GAAP amounts. Korean GAAP does not require the income tax effect to be calculated for components within other comprehensive income. However, U.S. GAAP requires the presentation of the income tax effect allocated to components of other comprehensive income.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(i)  Restatement of fiscal year 2000 and 2001 amounts

The Company’s U.S. GAAP net income and shareholders’ equity for fiscal years 2000 and 2001 have been restated to reflect certain corrections to previously reported net income and shareholders’ equity in accordance with U.S. GAAP. The effects of these corrections are analyzed as follows:

		(Millions of Korean Won)
		2000	2001

	U.S. GAAP net income as previously reported:	1,626,805	703,856
	Adjustments:
(i)	Salvage value	140,873	129,735
(ii)	Impairment loss on fixed assets	—	132,719
(iii)	Fixed asset revaluation	13,417	11,109
(iv)	Others, net	(19,045)	16,429
(v )	Deferred income taxes	(19,138)	(86,155)

	U.S. GAAP net income as adjusted:	1,742,912	907,693

Earnings per share (“EPS”) in accordance with U.S. GAAP (in won)
	U.S. GAAP EPS as previously reported	19,051	8,628
	U.S. GAAP EPS as adjusted	20,410	11,126

		(Millions of Korean Won)
		2000	2001

	U.S. GAAP shareholders’ equity as previously reported:	10,269,136	10,869,882
	Adjustments:
(i)	Salvage value	(423,129)	(293,394)
(ii)	Impairment loss on fixed assets	—	132,719
(iii)	Fixed asset revaluation	292,992	306,779
(iv)	Others, net	(18,282)	(17,610)
(v )	Deferred income taxes	(184,295)	(252,691)

	U.S. GAAP shareholders’ equity as adjusted:	9,936,422	10,745,685

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(i)	Salvage value

As stated in footnote 31(b), effective July 1, 1995, the Company revised the estimated salvage value of substantially all of its assets from 10 percent to zero. For pre-1994 acquisitions that had not been fully depreciated as of December 31, 1993, the Company began depreciating the 10% salvage value over an additional three years under Korean GAAP and eight years under U.S. GAAP. Although the change in estimate was made as of July 1, 1995, the Company commenced depreciation of salvage value after the original 90% depreciable base was fully depreciated. This method of accounting for depreciation of salvage value extended the life of the fixed assets by three years under Korean GAAP and eight years under U.S. GAAP. U.S. GAAP requires changes in accounting estimates to be applied prospectively from the date of change. The change in estimate of salvage value should have been applied prospectively from July 1, 1995 over the remaining useful lives of the assets.

(ii)	Impairment loss on fixed assets

An additional impairment loss of Won132,719 million was previously reflected as a U.S. GAAP adjustment in 2001, based on a Board resolution on April 4, 2002 to permanently suspend the construction of the No.2 Minimill. The Company approved an alternative use for the structures and building to manufacture specialized auto body parts. The recognition of additional impairment charges was to reflect the write-down of certain machinery and equipment that do not have alternative uses to their net realizable values. Under U.S. GAAP, the additional impairment based on the net realizable value of the assets held for disposal should have been recorded in the 2002 financial statements with footnote disclosures in the 2001 financial statements. This adjustment will result in the recognition of impairment charge under both Korean GAAP and U.S. GAAP in 2002 and eliminates the GAAP difference previously reported.

(iii)	Fixed asset revaluation

As stated in footnote 31(a), U.S. GAAP does not permit fixed asset revaluations, and as such, fixed asset revaluations as well as additional depreciation expenses recorded under Korean GAAP should be reversed under U.S. GAAP. This GAAP difference was previously considered but not calculated correctly. This adjustment is to reflect corrections to the revaluation amounts and related depreciation expense previously reported.

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(iv)	Others, net

This adjustment revises amounts previously reported in the Company’s 2000 and 2001 financial statements, including additional capitalized foreign exchange gains and losses, start-up costs and capitalized interest.

(v)	Deferred income taxes

Under U.S. GAAP, deferred tax assets or liabilities should be recognized as a result of differences between the reported Korean GAAP and U.S. GAAP amounts. This adjustment is to correct previously reported deferred tax amounts recognized in the 2000 and 2001 financial statements. This adjustment also reflects the deferred income tax effects of the restated U.S. GAAP adjustments based on corrections made on the Company’s 2000 and 2001 financial statements.

(j)  Reconciliation of net income from Korean GAAP to U.S. GAAP (as restated)

	(Millions of Korean Won)
	2000	2001	2002

Net income under Korean GAAP	1,633,667	845,679	1,089,288
Adjustments:
Property, plant and equipment:
Fixed asset revaluation	27,664	28,769	28,667
Special depreciation	(13,110)	(13,250)	(6,972)
Salvage value	16,662	5,524	1,435
Capitalized costs:	8,333	25,984	52,543
Reserve for repairs	137,362	46,278	—
Capitalized repairs	(30,797)	(5,870)	(11,466)
Impairment loss on investment securities	(25,806)	—	(177,532)
Others, net	(245)	(9,140)	12,436
Income tax effect	(10,818)	(16,281)	30,017

	109,245	62,014	(70,872)

Net income as adjusted in accordance with U.S. GAAP	1,742,912	907,693	1,018,416

Basic and diluted earnings per share as adjusted in accordance with U.S. GAAP	20,410	11,126	12,430
Weighted-average shares outstanding (thousands)	85,393,600	81,580,331	81,932,084

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

k) Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP (as restated)

	(Millions of Korean Won)
	2000	2001	2002

Shareholders’ equity before minority interest under Korean GAAP	9,558,299	10,350,788	11,574,430
Minority interest	(159,623)	(168,171)	(279,165)

	9,398,676	10,182,617	11,295,265

Adjustments:
Property, plant and equipment:
Fixed asset revaluation	(320,612)	(289,165)	(247,823)
Special depreciation	20,599	7,349	377
Salvage value	(6,959)	(1,435)	—
Capitalized costs	(129,632)	(103,648)	(51,105)
Reserve for repairs	974,362	1,020,640	—
Capitalized repairs	45,515	39,645	28,179
Impairment loss on investment securities	(19,323)	(19,323)	(191,435)
Dividends	162,880	163,248	245,216
Others, net	(13,109)	(22,249)	(9,813)
Income tax effect	(195,241)	(212,129)	117,758
Deferred taxes related to OCI	19,266	(19,865)	82,734

	537,746	563,068	(25,912)

Shareholders’ equity as adjusted in accordance with U.S. GAAP	9,936,422	10,745,685	11,269,353

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.     Significant differences between Korean GAAP and U.S. GAAP, Continued:

(l)  Deferred taxes in accordance with U.S. GAAP (as restated)

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2002, computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows:

	(Millions of Korean Won)
	2001	2002
Deferred tax assets:
Reserve for repairs	144,774	—
Fixed asset revaluation	59,476	48,375
Capitalized foreign exchange losses	30,931	17,644
Capitalized costs	30,783	15,178
Unrealized loss (gain) on valuation of securities	32,229	55,424
Impairment loss on fixed assets	29,821	71,284
Impairment loss on investment securities	7,664	59,771
Allowance for doubtful accounts	35,007	99,479
Depreciation expense	16,845	16,890
Capital expenditures	9,586	9,580
Research and development expense	14,150	13,476
Deferred taxes related to OCI	—	82,734
Others	49,151	65,708

Total deferred tax assets	460,417	555,543

Deferred tax liabilities:
Earnings from equity-method investees	25,068	13,999
Reserve for repairs	303,130	154,132
Accrued income	25,328	11,028
Reserve for technology	193,039	228,977
Capitalized repairs	11,775	8,369
Deferred taxes related to OCI	19,865	—
Others	33,004	22,451

Total deferred tax liabilities	611,209	438,956

Net deferred tax assets (liabilities)	(150,792)	116,587

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.     Additional financial information in accordance with U.S. GAAP (as restated):

(a)  Comprehensive income

Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No.130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to owners, including certain items not included in the current year’s results of operations. Comprehensive income for the years ended December 31, 2000, 2001, and 2002 is summarized as follows:

	(Millions of Korean Won)
	2000	2001	2002

Net income as adjusted in accordance with U.S GAAP	1,742,912	907,693	1,018,416
Other comprehensive income, net of tax:
Foreign currency translation adjustments	29,786	(3,532)	(28,789)
Unrealized gains (losses) on investments	(126,736)	93,834	(214,059)

Comprehensive income as adjusted in accordance with U.S. GAAP	1,645,962	997,995	775,568

Accumulated other comprehensive income as of December 31, 2001 and 2002 is summarized as follows(In millions of Korea won):

	Foreign currency	Unrealized gains	Accumulated other
	translation	(losses) on	comprehensive
	adjustments	investments	income

Balance, January 1, 2001	101,193	(144,476)	(43,283)
Foreign currency translation adjustments, net of tax benefit of Won 3,780 million	(3,532)	—	(3,532)
Unrealized gains (losses) on investments, net of tax expense of Won (42,911) million		93,834	93,834

Current period change	(3,532)	93,834	90,302

Balance, December 31, 2001	97,661	(50,642)	47,019
Foreign currency translation adjustments, net of tax benefit Won 12,163 million	(28,789)	—	(28,789)
Unrealized gains (losses) on investments, net of tax benefit of Won 90,436 million	—	(214,059)	(214,059)

Current period change	(28,789)	(214,059)	(242,848)

Balance, December 31, 2002	68,872	(264,701)	(195,829)

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.     Additional financial information in accordance with U.S. GAAP (as restated), Continued:

(b)  Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(i) Cash and cash equivalents, short-term financial instruments, accounts and notes receivable, accounts and notes payable, short-term borrowings and accounts payable. The carrying amount approximates fair value due to the short-term nature of those instruments.

(ii) Marketable and Investment Securities The fair value of market-traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments. Investments in non-listed companies’ stock, for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

(iii) Long-Term loans, trade account and notes receivable Loans receivable, accounts and notes receivable are reported net of specific and general provisions for impairment as well as present value discount factor. As a result, the fair values of long-term loans approximate their carrying values.

(iv) Long-Term debt The fair value of long-term debt is based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar maturities.

The estimated fair values of the Company’s financial instruments stated under Korean GAAP at December 31, 2002 and 2001 are summarized as follows(In millions of Korean won):

	2001		2002

	Carrying Amount	Fair value	Carrying Amount	Fair value

Cash and cash equivalents	407,109	407,109	267,380	267,380
Short-term financial instruments	424,224	424,224	258,132	258,132
Marketable securities	530,403	530,403	1,202,676	1,202,676
Accounts receivable	1,787,981	1,787,981	1,885,739	1,885,739
Investments Securities:
Estimated fair value	1,902,747	1,902,747	1,619,928	1,619,928
Not practicable	1,507,702	—	937,204	—
Short-term borrowings	718,054	718,054	587,955	587,955
Trade accounts and notes payable	509,563	509,563	689,745	689,745
Long-term debt, including current portion	5,641,909	5,155,825	4,516,895	4,656,941

     Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

31.     Additional financial information in accordance with U.S. GAAP (as restated), Continued:

(c)  Minority interest

Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.

(d)  Assets held for sale

Korean GAAP does not require that assets to be disposed of be classified as “Held for Sale” or “Held and Used,” depending on the existence of a disposal plan. Currently the assets relating to the No. 2 Minimill are classified within “Construction-in-Progress”, net of impairment amounts. U.S. GAAP requires that long-lived assets that are to be disposed of be classified as “Held for Sale”. Assets totaling Won 194,443 million acquired in connection with the No. 2 Minimill project are classified as “Held for Sale” as of December 31, 2002. Assets classified as held for sale are not subject to depreciation.

(e)  Classification differences

Under Korean GAAP, certain income and expense items considered as non-operating or extraordinary would be considered as operating items under U.S. GAAP. In addition, Korean GAAP does not require cash balances that are restricted in use to be separately disclosed. Under U.S. GAAP such restricted cash balances would need to be separately presented on the face of the balance sheet. These reclassifications would have no impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP.

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.     Recent Accounting Pronouncements:

U.S. GAAP:

During fiscal 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment and Disposal of Long-lived Assets. SFAS 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. The new standard maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such an asset as “held for sale”. SFAS No. 144 also increases the range of dispositions that qualify for reporting as discontinued operations, and changes the manner in which expected future operating losses from such operations are to be reported. The adoption of this standard did not result in the recognition of additional impairment charges, except those that have already been reflected in the accompanying financial statements.

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of this statement to have an impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. This statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to such compensation. The Company expects to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and will provide the prominent disclosures required in the U.S. GAAP reconciliation footnote.

In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. Accordingly, the Company is currently in the process of evaluating the potential impact of adopting FIN 45 on its financial statements.

Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.     Recent Accounting Pronouncements, Continued:

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the provisions of this standard to have a material impact on its financial position or results of operations.

Korean GAAP:

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 becomes effective for the Company on January 1, 2003.

Under SKFAS No. 2, interim financial reports replace quarterly and semi-annual financial standards and should include a balance sheet, income statement, statement of cash flows, and explanatory notes. In principle, interim financial statements should be presented in the same format of the annual financial statements. Interim financial statements should be presented in comparative format. The Company does not expect the adoption of this statement to have an impact on its financial position or results of operations.

SKFAS No. 3 defines the recognition criteria for internally generated intangible assets. SKFAS No. 3 requires that costs incurred during the research phase to be expensed, and also requires the residual value of an intangible asset to be assumed to be zero unless:

(a)  There is a commitment by a third party to purchase the asset at the end of its useful life; or (b) There is an active market for that type of asset and it is probable that such a market will exist at the end of the asset’s useful life.

Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.     Recent Accounting Pronouncements, Continued:

Costs incurred during the development phase are to be capitalized, if certain criteria are met. SKFAS No. 3 also requires start-up costs, training and advertising costs to be expensed as incurred. The useful life of an intangible asset should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use. Capitalized software is expected to have shorter useful life due to its technological obsolescence. Intangible assets should be assessed for impairment annually. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SKFAS No. 4 clarifies existing standards regarding revenue recognition. Bartering transactions, where goods or services are exchanged for goods or services that are of a similar nature and value, should not result in revenue recognition. Revenue from the sale of goods or services should only be recognized when all the following conditions have been met:

(a)  Significant risks and rewards of ownership of the goods have been transferred to the buyer

(b)  The enterprise no longer retains legal title or effective control over the goods sold

(c)  The seller’s price to the buyer is fixed or determinable

(d)  Collectibility is reasonably assured

(e)  The costs incurred or to be incurred in respect of the transaction can be measured reliably

The Company’s current policy for revenue recognition is not significantly different from the requirements of SKFAS No. 4. Accordingly, the Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SKFAS No. 5 requires certain asset retirement obligations to be estimated and recorded as part of its acquisition cost. For exchange of dissimilar assets, fair market value of asset given up should be recorded as acquisition cost for asset acquired. In case of exchange of similar assets, book value of asset given up should be recorded as acquisition cost for asset acquired. However, if significant amount of cash is involved in exchange of assets, due to the differences in its fair value, such transaction cannot be treated as exchange of similar assets. Tangible assets should be written down to its net realization value when the fair market value of the asset declines significantly due to its obsolescence.

SKFAS No. 6 requires that proposed dividends that are subject to ratification from the Company’s board of directors subsequent to the issuance of the financial statements not be recognized as a liability at the balance sheet date. In addition, appropriation of retained earnings subsequent to the balance sheet data should not be reflected in the current year balance sheet. SKFAS No. 6 also requires that companies that are undergoing liquidation to present their financial statements under the liquidation basis. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

Continued;

POSCO AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.     Recent Accounting Pronouncements, Continued:

SKFAS No. 7, “Capitalization of Financial Cost”, generally requires financial costs to be expensed as incurred, except when certain criteria are met for capitalization. The provision of this standard is to be applied consistently. Capitalized interest costs in connection with past due borrowings should be expensed. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SKFAS No. 8 requires that marketable equity securities and all debt securities be classified into trading securities, available-for-sale securities or held-to-maturity securities in accordance with enterprise’s intentions. Trading and available-for-sale securities are reported at fair value. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. Unrealized gains and losses from trading securities are reported as part of the results of operations, whereas unrealized gains and losses from available-for-sale securities are reported as a capital adjustment in the statement of shareholders’ equity. Transfers of securities from the trading category are prohibited, whereas transfers of securities between available-for-sale and held-to-maturity are permitted. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SKFAS No. 9 “Convertible Security” is related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. As of December 31, 2002, the Company does not hold any convertible securities and believes that SKFAS No. 9 will have no impact on the Company’s financial position or results of operations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO

(Registrant)

Date	April 10, 2003	By		/s/ Sohn, Yong-Ho

(Signature)*
*Print the name and title under the signature of the signing officer			Name:	Sohn Yong-Ho
			Title:	General Manager of Finance Management Department